SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BELL CANADA ENTERPRISES
Notice of 2005 Annual Shareholder Meeting Management Proxy Circular

Our annual shareholder meeting will be held at 9:30 a.m. (Eastern time) on Wednesday, May 25, 2005 at the Metro Toronto Convention Centre, South Building, 222 Bremner Blvd., Toronto, Ontario.

A simultaneous webcast of the meeting will be available on our website at www.bce.ca.

As a shareholder of BCE, you have the right to vote your shares, either by proxy or in person at the meeting.

YOUR VOTE IS IMPORTANT
This document tells you who can vote, what you will be voting on and how to exercise your right to vote your shares. Please read it carefully.

What’s inside

Letter from the Chairman of the board and the President and Chief Executive Officer	1

Notice of 2005 annual shareholder meeting	2

Management proxy circular	3

About voting your shares	4

What the meeting will cover	7

About the nominated directors	8

Committee reports	12

Audit committee report	12

Corporate governance committee report	15
Statement of corporate governance practices	16

Management resources and compensation committee report	25
Directors’ compensation	25
Executive officers’ compensation	26

Pension fund committee report	41

Other important information	42

How to request more information	43

Schedule A – Shareholder proposals	44

Dear Fellow Shareholder:

     You are invited to attend this year’s annual shareholder meeting. It will be held on Wednesday, May 25, 2005 at 9:30 a.m. (Eastern time), at the Metro Toronto Convention Centre, South Building, 222 Bremner Blvd., Toronto, Ontario. This will be a particularly memorable meeting as we celebrate Bell Canada’s 125th anniversary. If you cannot attend the meeting in person, you can view a simultaneous webcast on our website at www.bce.ca.
     As a shareholder of BCE, you have the right to vote your shares on all items that come before the meeting. You can vote your shares either by proxy or in person at the meeting.
     This circular tells you about these items and how to exercise your right to vote. You will also find information about the nominated directors, the auditors, our corporate governance practices, compensation of directors and officers, as well as shareholder proposals. In addition, we have provided detailed reports from our four board committees – audit, corporate governance, management resources and compensation, and pension fund – to give you a better understanding of the roles of these committees and their activities during the past year.
     Adhering to “best practices” in corporate governance in all of the jurisdictions we operate in is the cornerstone of our corporate governance philosophy. Today, we are fully aligned with the corporate governance guidelines of the Toronto Stock Exchange (TSX), and in many instances exceed them. The same is true with the newly proposed best practices guidelines issued by the Canadian Securities Administrators which are scheduled to replace the TSX guidelines later this year. As a U.S.-listed company, we comply with the stringent requirements that apply to our company under U.S. law, as well as under the rules adopted by the U.S. Securities and Exchange Commission and the New York Stock Exchange. In addition, we also have stepped up to voluntarily meet many of the U.S. standards that we are not required to comply with as a Canadian company. We believe that these high levels of compliance are not only appropriate, but more importantly, in our view, are in the best interests of our shareholders.
     We believe that our company cannot excel unless we share the same successes and opportunities, and face the same risks and challenges, as our shareholders. Consequently, we require that all of our officers and directors hold a meaningful stake in the company, ensuring they, too, are committed shareholders.
     Above all, we are committed to:

  accountability to our stakeholders
  transparency in everything we do
  making corporate information easy to understand and accessible to our stakeholders.

     Please visit the company’s website at www.bce.ca where you can download our 2004 annual report, our recent quarterly reports and a variety of other information, including our corporate governance guidelines.
     Thank you for your continued confidence in BCE. We look forward to seeing you at this year's annual meeting.

Sincerely,

Richard J. Currie Chairman of the board March 2, 2005	Michael J. Sabia President and Chief Executive Officer

Bell Canada Enterprises Management proxy circular	1

Notice of 2005 annual shareholder meeting

You are invited to our annual shareholder meeting

When
Wednesday, May 25, 2005
9:30 a.m. (Eastern time)

Where
 Metro Toronto Convention Centre
South Building
222 Bremner Blvd.
Toronto, Ontario

Webcast
 A simultaneous webcast of the meeting will be available on our website at www.bce.ca.

What the meeting is about
 We will be covering four items at the meeting:

  receiving BCE’s financial statements for the year ended December 31, 2004, including the auditor’s report electing directors who will serve until the end of the next annual shareholder meeting appointing the auditor who will serve until the end of the next annual shareholder meeting considering the shareholder proposals described in Schedule A. The meeting may also consider other business that properly comes before the meeting.

You have the right to vote

 You are entitled to receive notice of and vote at our annual shareholder meeting, or any adjournment, if you were a holder of BCE common shares on March 27, 2005.
     You have the right to vote your shares on electing directors, appointing the auditor, all shareholder proposals and any other items that may properly come before the meeting or any adjournment.

Your vote is important

 As a shareholder of BCE, it is very important that you read this material carefully and then vote your shares, either by proxy or in person at the meeting.

The following pages tell you more about how to exercise your right to vote your shares.

By order of the board,

PATRICIA A. OLAH
Corporate Secretary

Montréal, Québec
March 2, 2005

2	Bell Canada Enterprises Management proxy circular

Management Proxy Circular

In this document, you and your refer to the shareholder. We, us, our and BCE refer to BCE Inc. The information in this document is at March 2, 2005, unless otherwise indicated.
     This management proxy circular is for our annual shareholder meeting on May 25, 2005 (meeting). As a shareholder, you have the right to vote your shares on electing directors, appointing the auditor, all shareholder proposals and any other items that may properly come before the meeting or any adjournment.
     To help you make an informed decision, please read this circular and our annual report for the year ended December 31, 2004. This circular tells you about the meeting, the nominated directors, the proposed auditor, our corporate governance practices, compensation of directors and officers, and shareholder proposals. The annual report gives you a review of the activities of the BCE group of companies for the past year and includes a copy of our annual financial statements and annual management’s discussion and analysis of financial condition and results of operations (MD&A).
     Your proxy is solicited by the management of BCE. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained Georgeson Shareholder Communications Canada Inc. (Georgeson) to solicit proxies for us in Canada and the United States at an estimated cost of $55,000. We pay the costs of these solicitations.
     If you have any questions about any of the information in this document, please call Georgeson at 1-800-288-8784 for service in English or in French.

Approval of this management proxy circular

The board of directors approved the contents of this management proxy circular and authorized it to be sent to each shareholder who is eligible to receive notice of and vote his or her shares at our annual shareholder meeting, and to each director and to the auditor.

PATRICIA A. OLAH
Corporate Secretary

Montréal, Québec
March 2, 2005

Bell Canada Enterprises Management proxy circular	3

About voting your shares

Your vote is important

Your vote is important – As a shareholder of BCE, it is very important that you read this information carefully and then vote your shares, either by proxy or in person at the meeting.

Voting by proxy

This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (proxyholder) the authority to vote your shares for you at the meeting or any adjournment. A proxy form is included in this package.
     You can choose from four different ways to vote your shares by proxy:

  by telephone
  on the Internet
  by mail
  by fax.

     The directors who are named on the proxy form will vote your shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the meeting to vote your shares.
     If you are voting your shares by proxy, our transfer agent, Computershare Trust Company of Canada (Computershare), or other agents we appoint, must receive your completed proxy form by 4:45 p.m. (Montréal time) on Tuesday, May 24, 2005.

You are a registered shareholder
if your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.

You are a non-registered (or beneficial) shareholder
if your bank, trust company, securities broker or other financial institution holds your shares for you (your nominee). For most of you, your proxy form tells you whether you are a non-registered (or beneficial) shareholder.

If you are not sure whether you are a registered or non-registered shareholder, please contact Computershare.

COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue
9th Floor
Toronto, Ontario, Canada M5J 2Y1

TELEPHONE
1-800-561-0934 (toll-free in Canada and the United States)
514-982-7555 (in the Montréal area or from outside Canada
and the United States)

FAX
1-888-453-0330 (toll-free in Canada and the United States)
416-263-9394 (outside Canada and the United States)

E-MAIL
bce@computershare.com

How to vote – registered shareholders

A.    By proxy

1

By telephone

  Call 1-866-673-3260 (toll-free in Canada and the United States) or 312-601-6919 (outside Canada and the United States) from a touch-tone phone and follow the instructions.
  You will need your holder account number and proxy access number. You will find these two numbers on the information sheet attached to your proxy form.

     If you vote by the telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder.

2

On the Internet

  Go to our website at www.bce.ca and follow the instructions on screen.
  You will need your holder account number and proxy access number. You will find these two numbers on the information sheet attached to your proxy form.

3

By mail

  Detach the proxy form from the information sheet, complete pages 1 and 2 of the proxy form, sign and date your proxy form and return it in the envelope we have provided.
  Please see Completing the proxy form for more information.

4

By fax

  Detach the proxy form from the information sheet, complete pages 1 and 2 of the proxy form, sign and date your proxy form and send both pages (in one transmission) by fax to 1-866-249-7775 (toll-free in Canada and the United States) or 416-263-9524 (outside Canada and the United States).
  Please see Completing the proxy form for more information.

5

By appointing another person to go to the meeting and vote your shares for you

  This person does not have to be a shareholder.
  Strike out the four names that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form, and return it to Computershare as instructed.
  Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.
  At the meeting, he or she should see a representative of Computershare at the table marked “Alternate attorneys/ External proxyholders.”
  Please see Completing the proxy form for more information.

4	Bell Canada Enterprises Management proxy circular

B. In person at the meeting

You do not need to complete or return your proxy form.
You will need an admission ticket to enter the meeting. Your ticket is attached to your proxy form.

You should see a representative of Computershare before entering the meeting to register your attendance at the meeting.

Voting in person at the meeting will automatically cancel any proxy you completed and submitted earlier.

How to vote – non-registered shareholders

1

By proxy

  Your nominee is required to ask for your voting instructions before the meeting. Please contact your nominee if you did not receive a request for voting instructions or a proxy form in this package.
  In most cases, you will receive a voting instruction form that allows you to provide your voting instructions by telephone, on the Internet, by mail or by fax. If you want to provide your voting instructions on the Internet, go to our website at www.bce.ca (or go to the website noted on your voting instruction form), and follow the instructions on screen. You will need your 12-digit control number, which you will find on your voting instruction form.
  Alternatively, you may be a non-registered shareholder who will receive a voting instruction form which:
  – is to be completed and returned, as directed in the instructions provided OR
  – has been pre-authorized by your nominee indicating the number of shares to be voted, which is to be completed, dated, signed and returned to Computershare, by mail or fax.

2

In person at the meeting

  We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the meeting if you appoint yourself proxy-holder by printing your name in the space provided on the voting instruction form.
  Your vote will be taken and counted at the meeting.
  Prior to the meeting, you should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders.”

Bell Canada Enterprises Management proxy circular	5

Completing the proxy form

You can choose to vote “For”, “Against” or “Withhold”, depending on the items listed on the proxy form.
     When you sign the proxy form, you authorize Mr. R.J. Currie, Mr. M.J. Sabia, Ms. J. Maxwell or Mr. A. Bérard, who are all directors of BCE, to vote your shares for you at the meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your shares, your vote will be counted:

  FOR electing the nominated directors who are listed in the management proxy circular
  FOR appointing Deloitte & Touche LLP as auditor
  AGAINST shareholder proposals No. 1, No. 2, No. 3 and No. 4.

     Your proxyholder will also vote your shares as he sees fit on any other matter that may properly come before the meeting.
     If you are appointing someone else to vote your shares for you at the meeting, strike out the four names of the directors and write the name of the person voting for you in the space provided. If you do not specify how you want your shares voted, your proxyholder will vote your shares as he or she sees fit on each item and on any other matter that may properly come before the meeting.
     If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.
     If you need help completing your proxy form, please contact Georgeson at 1-800-288-8784 for service in English or in French.

Changing your vote

You can revoke a vote you made by proxy by:

  voting again by telephone or on the Internet before 4:45 p.m. (Montréal time) on Tuesday, May 24, 2005 completing a proxy form that is dated later than the proxy form you are changing and mailing it or faxing it to Computershare so that it is received before 4:45 p.m. (Montréal time) on Tuesday, May 24, 2005 sending a notice in writing to our Corporate Secretary so that it is received before 4:45 p.m. (Montréal time) on Tuesday, May  24, 2005. The notice can be from you or your authorized attorney.
  giving a notice in writing to the Chairman of the meeting, at the meeting or any adjournment. The notice can be from you or your authorized attorney.

How the votes are counted

You have one vote for each common share you hold on March 27, 2005. At March 2, 2005, 926,195,599 common shares were entitled to be voted at the meeting.
     The election of directors, the appointment of the auditor and all shareholder proposals will each be determined by a majority of votes cast at the meeting by proxy or in person. If there is a tie, the Chairman of the meeting will cast the deciding vote.
     Computershare counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Computershare refers proxy forms to us only when:

  it is clear that a shareholder wants to communicate with management the validity of the form is in question
  the law requires it.

6	Bell Canada Enterprises Management proxy circular

What the meeting will cover

Four items will be covered at the meeting:

  receiving BCE’s financial statements for the year ended December 31, 2004, including the auditor’s report electing directors who will serve until the end of the next annual shareholder meeting appointing the auditor who will serve until the end of the next annual shareholder meeting considering the shareholder proposals described in Schedule A.

     The meeting may also consider other business that properly comes before the meeting. As of the date of this circular, management is not aware of any changes to these items, and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.

1. Receiving our financial statements

We will place before the meeting BCE’s financial statements, including the auditor’s report, for the year ended December 31, 2004. The financial statements are included in our 2004 annual report.

2. Electing directors

You will be electing a board of directors (board) of 15 members. Please see About the nominated directors on the next page for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting.
     All of the individuals nominated for election as directors are currently members of the board and, other than Mr. James A. Pattison, O.C., O.B.C., who was appointed to the board on February 16, 2005, were all elected at our 2004 annual and special shareholder meeting.
     If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting FOR the election as directors of the nominated directors in this circular.

3. Appointing the auditor

The board, on the advice of the audit committee, recommends that Deloitte & Touche LLP be re-appointed as auditor. Deloitte & Touche LLP and its predecessors have been the auditor of Bell Canada since it was created in 1880, and of BCE since we were created in 1983. The audit firm appointed at the meeting will serve until the end of the next annual shareholder meeting.
     If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting FOR the appointment of Deloitte & Touche LLP as auditor.

4. Considering shareholder proposals

You will be voting on four shareholder proposals that have been submitted for consideration at the meeting. These four proposals are set out in Schedule A. The board, on the advice of the corporate governance committee, recommends that shareholders vote AGAINST shareholder proposals No. 1, No. 2, No. 3 and No. 4.
     If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting according to the board’s recommendations noted in the above paragraph.

Other business

Following the conclusion of the formal business to be conducted at the meeting, we will:

  report on recent events that are significant to our business report on other items that are of interest to our shareholders invite questions and comments from shareholders.

     If you are not a shareholder, you may be allowed into the meeting after speaking with a representative of Computershare and if the Chairman of the meeting allows it.

Bell Canada Enterprises Management proxy circular	7

About the nominated directors

The table below tells you about the people who have been nominated as directors and the voting securities that they own directly or indirectly. We encourage non-management directors to sit on at least one board committee and on the board of at least one of our principal subsidiaries. We believe that greater participation in the business of our subsidiaries makes for more effective governance. All of the non-management directors sit on boards of BCE  subsidiaries. We have also included the directorships the nominated directors have held during the past five years with public companies that are currently listed on an exchange.
     Also see Management resources and compensation committee report – Directors’ compensation – Directors’ share unit plan for a description of our deferred share unit plan for non-management directors.

ANDRÉ BÉRARD, O.C. Québec, Canada BCE director since January 2003 Member of: audit committee

CORPORATE DIRECTOR
Chairman of the board of National Bank of Canada (chartered bank) from March 2002 to March 2004, Chairman of the board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002 and a director of National Bank of Canada from 1985 to March 2004.
   Also a director of Bell Canada[1], Bombardier Inc., Groupe BMTC Inc., Canam Group Inc., Groupe Saputo Inc., LMS Medical Systems Ltd., Noranda Inc., Société financière Bourgie Inc., TransForce Inc., Telesat[1] and Vasogen Inc.
   Holds a Fellow’s Diploma of the Institute of Canadian Bankers and was Chairman of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988.
   In the past five years, Mr. Bérard also served as a director of Kruger Inc.

1,225 BCE common shares 9,619 BCE deferred share units

RONALD ALVIN BRENNEMAN[5] Alberta, Canada BCE director since November 2003 Member of: management resources and compensation committee

PRESIDENT AND CHIEF EXECUTIVE OFFICER AND A DIRECTOR, PETRO-CANADA (petroleum company) (SINCE JANUARY 2000)
Before January 2000, General Manager – Corporate Planning of Exxon Corporation (petroleum company).
     Also a director of Bank of Nova Scotia, Bell Canada and Telesat.

12,950 BCE common shares 6,082 BCE deferred share units

RICHARD JAMES CURRIE, O.C.[2,5] Ontario, Canada BCE director since May 1995 Member of: management resources and compensation committee (Chair)

CHAIRMAN OF THE BOARD, BCE  AND BELL CANADA (SINCE APRIL 2002)
President of George Weston Limited (food distribution, retail and production) from 1996 to May 2002 and a director from 1975 to May 2002.
     President of Loblaw Companies Limited (grocery chain) from 1976 to January 2001 and a director from 1973 to May 2001.
     Also Chairman of the board of Telesat, Chancellor of the University of New Brunswick and a director of CAE Inc., Petro-Canada and Staples, Inc.
     In the past five years, Mr. Currie also served as a director of Imperial Oil Limited and Nortel Networks Corporation.

1,030,264 BCE common shares 27,335 BCE deferred share units

ANTHONY SMITHSON FELL, O.C.[2,5] Ontario, Canada BCE director since January 2002 Member of: corporate governance committee management resources and compensation committee

CHAIRMAN OF THE BOARD, RBC DOMINION SECURITIES LIMITED (investment bank) (SINCE DECEMBER 1999)
Also Chairman of the board of Munich Reinsurance Company of Canada and a director of Bell Canada, CAE Inc., Loblaw Companies Limited and Telesat.

100,000 BCE common shares 11,970 BCE deferred share units

8	Bell Canada Enterprises Management proxy circular

DONNA SOBLE KAUFMAN Ontario, Canada BCE director since June 1998 Member of: corporate governance committee (Chair)

LAWYER, AND CORPORATE DIRECTOR
Also a director of Bell Canada, Hudson’s Bay Company, Telesat and TransAlta Corporation.
     In the past five years, Mrs. Kaufman also served as a director of UPM-Kymmene Corporation (Finland).

2,000 BCE common shares 15,821 BCE deferred share units 8 BCI common shares 9,854 BCI share units

BRIAN MICHAEL LEVITT Québec, Canada BCE director since May 1998 Member of: pension fund committee

CO-CHAIR, OSLER, HOSKIN & HARCOURT LLP (law firm) (SINCE JANUARY 2001)
President and Chief Executive Officer of Imasco Limited (consumer products and services company) from 1995 to February 2000.
     Also a director of Bell Canada, Domtar Inc., and Telesat.
     In the past five years, Mr. Levitt also served as a director of Alcan Inc. and Cossette Communication Group.

2,813 BCE common shares 28,337 BCE deferred share units

THE HONOURABLE EDWARD C. LUMLEY, P.C.[4] Ontario, Canada BCE director since January 2003 Member of: corporate governance committee

VICE-CHAIRMAN, BMO NESBITT BURNS INC. (investment bank) (SINCE 1991)
Also a director of Canadian National Railway Company, Dollar Thrifty Automotive Group, Intier Automotive Inc., Magna Entertainment Corp., Magna International Inc. and Telesat.
     In the past five years, Mr. Lumley also served as a director of Air Canada and Gendis Inc.

10,000 BCE common shares 4,120 BCE deferred share units

JUDITH MAXWELL, C.M. Ontario, Canada BCE director since January 2000 Member of: audit committee

PRESIDENT, CANADIAN POLICY RESEARCH NETWORKS INC. (non-profit organization conducting research on work, family, health, social policy and public involvement) (SINCE 1995)
Former associate director of the School of Political Studies at Queen’s University.
     Also a director of Bell Canada and Telesat.
    In the past five years, Ms. Maxwell also served as a director of Clarica Life Insurance Company.

1,000 BCE common shares 12,463 BCE deferred share units

JOHN HECTOR MCARTHUR Massachusetts, United States of America BCE director since May 1995 Member of: corporate governance committe management resources and compensation committee

SENIOR ADVISOR TO THE PRESIDENT, THE WORLD BANK GROUP (SINCE MARCH 1996)
Also a director of AES Corporation, Bell Canada, Cabot Corporation, HCA Inc., KOC Holdings, A.S., and Telesat.
     Also Dean Emeritus, Harvard University Graduate School of Business Administration.
     In the past five years, Mr. McArthur also served as a director of Emergis Inc. (formerly BCE Emergis Inc.), GlaxoSmithKline plc, Rohm and Haas Company and Springs Industries, Inc.

879 BCE common shares 33,713 BCE deferred share units

Bell Canada Enterprises Management proxy circular	9

THOMAS CHARLES O’NEILL, F.C.A.[5] Ontario, Canada BCE director since January 2003 Member of: audit committee (Chair)

CHARTERED ACCOUNTANT, AND CORPORATE DIRECTOR
 Also Vice-Chair of the board of Governors at Queen’s University.
     Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chairman of the board from May 2002 to October 2002.
     Chief Operating Officer of PricewaterhouseCoopers LLP global organization (professional services firm in accounting, auditing, taxation and financial advisory) from July 2000 to January   2002.
     Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to July 2000.
     Also a director of Adecco S.A., Bell Canada, Dofasco Inc., Loblaw Companies Limited, Nexen Inc., the Ontario Teachers’ Pension Plan and Telesat.

3,000 BCE common shares 9,093 BCE deferred share units

JAMES ALLAN PATTISON, O.C., O.B.C.[3] British Columbia, Canada BCE director since February 2005

CHAIRMAN AND CHIEF EXECUTIVE OFFICER, THE JIM PATTISON GROUP
(a diversified consumer-oriented company) (SINCE 1961)
Also a director of Bell Canada, Canaccord Capital Inc., Canfor Corporation and Telesat.
     Also a trustee of the Ronald Reagan Presidential Foundation.

100,000 BCE common shares

ROBERT CHARLES POZEN Massachusetts, United States of America BCE director since February 2002 Member of: pension fund committee (Chair) audit committee

CHAIRMAN OF THE BOARD, MFS INVESTMENT MANAGEMENT (global investment manager) (SINCE FEBRUARY 2004)
     Vice-Chairman of the board of Fidelity Investments from June 2000 to December 2001.
      President and a director of Fidelity Management and Research Company (provider of financial services and investment resources) from 1997 to June 2001.
     Served as a visiting professor, Harvard Law School, from July 2002 to August 2004
     Also a director of Bank of New York, Medtronic Inc. and Telesat.

121,970 BCE common shares 18,944 BCE deferred share units

MICHAEL JONATHAN SABIA Québec, Canada BCE director since October 2002

PRESIDENT AND CHIEF EXECUTIVE OFFICER (SINCE APRIL 2002) AND A DIRECTOR, BCE, AND CHIEF EXECUTIVE OFFICER (SINCE MAY 2002) AND A DIRECTOR, BELL CANADA
President and Chief Operating Officer of BCE from March 2002 to April 2002 and Chief Operating Officer of Bell  Canada from March 2002 to May 2002.
     President of BCE from December 2000 to March 2002.
     Executive Vice-President of BCE from July 2000 to December 2000 and Vice-Chairman of Bell Canada from July 2000 to March 2002.
     Vice-Chairman and Chief Executive Officer of BCI from October 1999 to June 2000 and then Vice-Chairman of BCI from June 2000 to November 2001.
     Also Chairman of the board of Bell Globemedia and a director of Bell ExpressVu Inc., Bell Mobility Holdings Inc., CGI Group Inc. and Telesat.
     In the past five years, Mr. Sabia also served as a director of Emergis Inc. (formerly BCE Emergis Inc.).

30,708 BCE common shares 122,740 BCE deferred share units

10	Bell Canada Enterprises Management proxy circular

PAUL MATHIAS TELLIER, P.C., C.C., Q.C. Québec, Canada BCE director since April 1999 Member of: pension fund committee

CORPORATE DIRECTOR
President and Chief Executive Officer, Bombardier Inc. (manufacturer of business jets, regional aircraft and rail transportation equipment) from January 2003 to December 2004.
     President, Chief Executive Officer and a director of Canadian National Railway Company from 1992 to December 2002.
     Also a director of Alcan Inc., Bell  Canada and Telesat.
     In the past five years, Mr. Tellier also served as a director of Bombardier Inc.

1,700 BCE common shares 29,576 BCE deferred share units

VICTOR LEYLAND YOUNG, O.C. Newfoundland and Labrador, Canada BCE director since May 1995 Member of: audit committee management resources and compensation committee

CORPORATE DIRECTOR
Chairman of the board and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company) from 1984 to May 2001.
     Also a director of Aliant, Bell Canada, Imperial Oil Limited, Royal Bank of Canada and Telesat.
     In the past five years, Mr. Young also served as a director of FPI Limited.

5,835 BCE common shares 12,179 BCE deferred share units 4 BCI common shares 1,500 Aliant common shares 3,224 Aliant share units

Aliant = Aliant Inc., BCI = Bell Canada International Inc., Bell Globemedia = Bell Globemedia Inc., Telesat = Telesat Canada
1.	Bell Canada and Telesat are wholly-owned subsidiaries of BCE.
2.	Mr. Currie and Mr. Fell were directors of Teleglobe Inc. until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 28, 2002.
3.	Mr. Pattison was a director of Livent Inc. until September 1999. Livent Inc. filed for court protection under insolvency statutes on November 18, 1998.
4.	Mr. Lumley was a director of Air Canada until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.
5.	Mr. Brenneman and Mr. Currie both serve as directors of Petro-Canada. Mr. Currie and Mr. Fell both serve as directors of CAE Inc. Mr. Fell and Mr. O’Neill both serve as directors of Loblaw Companies Limited.

SHAREHOLDINGS OF NOMINATED DIRECTORS AS AT MARCH 2, 2005:

  Equity participation of nominated directors in BCE: 1,423,966 BCE shares
  Total number of BCE deferred share units held by nominated directors: 341,992 BCE deferred share units
  Total value of BCE common shares and BCE deferred share units held by nominated directors: 52,007,463 (based on the closing price of BCE common shares on the TSX as of the close of business on March 1, 2005 ($29.45 per share).

Bell Canada Enterprises Management proxy circular	11

Committe reports

The board has four standing committees:

  audit committee
  corporate governance committee (CGC)
  management resources and compensation committee (MRCC)
  pension fund committee (PFC).

     This section includes reports from each committee, which tell you about its members, responsibilities and activities in the past year.

Audit committee report

The purpose of the audit committee is set forth in its written charter which is available in the governance section of BCE’s website at www.bce.ca.
     Under its charter, the audit committee assists the board in the oversight of:

  the integrity of BCE’s financial statements and related information
  BCE’s compliance with legal and regulatory requirements that apply to us the independence, qualifications and appointment of the external auditor the performance of the internal and external auditors
  management’s responsibility for reporting on internal controls.
      See Schedule 1 – Audit Committee in our annual information form dated March 2, 2005 for more information about the audit committee, including the audit committee’s charter, information about independence, financial literacy, relevant education and experience of audit committee members, as well as audit committee policies and procedures for engaging BCE’s external auditor.
     This report tells you how the audit committee is managed and BCE’s process for complying with applicable laws and regulations.

About the audit committee

The audit committee is currently made up of five unrelated and independent directors: Mr. T.C. O’Neill (Chair), Mr. A. Bérard, Ms. J. Maxwell, Mr. R.C. Pozen and Mr. V.L. Young. The audit committee communicates regularly and directly with management and the internal and external auditors. The audit committee met six times in 2004. Time was set aside regularly to meet without management, and without the internal and external auditors.
     The audit committee continued to focus on three key areas in 2004:

  assessing the appropriateness of BCE’s financial reporting reviewing the adequacy of BCE’s policies and processes for internal control over financial reporting, risk management and compliance with laws and regulations that apply to us, and sound business ethics overseeing all aspects of the internal and external audit functions.

     Since BCE has securities registered in the United States, we are subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and related rules and regulations of the U.S. Securities and Exchange Commission (SEC) (related SEC rules). In addition, since BCE’s common shares are listed on the New York Stock Exchange (NYSE), we are subject to certain NYSE corporate governance rules that were finalized in November 2003, and amended in November 2004 (NYSE rules). In early 2004, the Canadian Securities Administrators also issued final rules relating to audit committees and certification of financial information and proposed changes to these rules in October 2004 (Canadian rules).
     Under the Sarbanes-Oxley Act and related SEC rules, BCE is required to disclose whether its audit committee members include at least one financial expert, as defined by these rules. In addition, the Canadian rules and the NYSE rules require that all audit committee members be financially literate. BCE’s board of directors has recently determined that all members of the audit committee are financially literate and that at least its Chair, Mr. T.C. O’Neill, is a financial expert.

Financial reporting

The audit committee meets to review the following documents with management and the external auditor and recommends them to the board for approval:

  our annual and interim financial statements
  the related management’s discussion and analysis of financial condition and results of operation (MD&A)
  our annual information form (AIF)
  our earnings press releases
  other financial information that is provided to analysts and rating agencies.
  This review is to provide reasonable assurance that:
  BCE’s financial reporting is complete and fairly presented in all material respects the accounting standards used to prepare our financial reporting are appropriate, in particular, where judgment, estimates, risks and uncertainties are involved we have provided adequate disclosure of critical issues.

     The audit committee also reviews new legal and regulatory initiatives that apply to us and the adoption and disclosure of new accounting pronouncements. It also assesses the potential impact of choosing certain alternatives, when appropriate.
     Under the Sarbanes-Oxley Act and related SEC rules, and under the Canadian rules, BCE is required to design and maintain controls and procedures to ensure that the information we publicly disclose is recorded, processed, summarized and reported on a timely basis. The board has approved guidelines reflecting BCE’s disclosure controls and procedures as well as a written charter outlining the responsibilities, membership and procedures of BCE’s disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of BCE’s disclosure documents.
     As part of its disclosure controls and procedures, BCE has established a comprehensive process to support the annual certifications required under the Sarbanes-Oxley Act and related SEC rules, and to support the annual and quarterly certifications required under the Canadian rules. Among other things, these certifications by the President and Chief Executive Officer and the Chief Financial Officer state that:

12	Bell Canada Enterprises Management proxy circular

  they are responsible for establishing and maintaining BCE’s disclosure controls and procedures they have evaluated the effectiveness of these disclosure controls and procedures
  BCE’s financial statements, related MD&A and the AIF do not contain any untrue statement of a material fact
  BCE’s financial statements and other financial information fairly present in all material respects BCE’s financial condition, results of operation and cash flows.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The audit committee has the overall responsibility of providing reasonable assurance that BCE’s internal control systems are adequate and effective. It reviews the policies in place, monitors compliance and approves recommendations for changes.
     The audit committee also ensures that BCE’s processes for identifying and managing risks are adequate and that BCE complies with its business ethics policies, including its conflict of interest policy for officers. The Sarbanes-Oxley Act and related SEC rules require, as part of the annual certifications discussed above, that the President and Chief Executive Officer and the Chief Financial Officer certify that they have disclosed to BCE’s external auditor and to the audit committee:

  all significant deficiencies and material weaknesses in the design or operation of BCE’s internal control over financial reporting that could negatively affect our ability to record, process, summarize and report financial information any fraud involving management or other employees who have a significant role in our internal control over financial reporting.

     The audit committee also oversees the requirements of the Sarbanes-Oxley Act and related SEC rules for the certification of BCE’s internal control over financial reporting. These rules are scheduled to be applicable to BCE’s 2006 annual report that will be filed in 2007. They require a management internal control report that contains:

  a statement of management’s responsibilities for establishing and maintaining adequate internal controls over financial reporting a description of the framework used to evaluate, and management’s assessment of, the effectiveness of BCE’s internal control over financial reporting a statement that the external auditor has issued a report that confirms management’s assessment.

  BCE has undertaken the following initiatives to meet these requirements:
  established a financial controls project
  appointed an external accounting firm (other than the external auditor) to assist BCE in the project held regular meetings with senior management and BCE’s disclosure and compliance committee to update them on the progress of the project.

BCE is on schedule to comply with these rules when they come into effect. In February 2005, the Canadian Securities Administrators issued for comments proposed rules on internal control over financial reporting which, if adopted, would be substantially similar to the Sarbanes-Oxley Act and related SEC rules.

Audit function

EXTERNAL AUDITOR
 Deloitte & Touche LLP is the current external auditor.
     The audit committee is responsible for recommending to the board the appointment of the external auditor and its compensation. The audit committee is directly responsible for:

  evaluating the external auditor to make sure that it fulfills its responsibilities. The audit committee reviews its performance against acceptable auditing standards, as well as their qualifications, independence, internal quality control procedures, audit plans and fees assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving all audit and other services in advance.

AUDITOR INDEPENDENCE POLICY
BCE's Auditor Independence Policy is a comprehensive policy governing all aspects of BCE’s relationship with the external auditor, including:

  establishing a process for determining whether various audit and other services provided by the external auditor affect its independence identifying the services that the external auditor may and may not provide to BCE and its subsidiaries pre-approving all services to be provided by the external auditor of BCE and its subsidiaries; and
  establishing a process outlining procedures (as part of a separate policy) when hiring current or former personnel of the external auditor in a financial oversight role to ensure auditor independence is maintained.

     The complete Auditor Independence Policy is available in the governance section of BCE’s website at www.bce.ca.
     The following summary includes a breakdown of fees for services provided in 2004 and 2003.

EXTERNAL AUDITOR’S FEES
The table below shows the fees that Deloitte & Touche LLP billed to BCE and its subsidiaries for various services for each year in the past two fiscal years.

	2004	2003[1]

(millions)
Audit fees	$11.4	$13.3
Audit-related fees	$3.1	$2.2
Tax fees	$1.9	$2.6
Other fees	–	$1.1

TOTAL	$16.4	$19.2

1	Figures for 2003 have been restated to eliminate the fees paid by CGI Group Inc. in the calculation of our aggregate fees paid and reclassify translation services from Other fees to Audit fees so they can be compared to 2004 fees.

Bell Canada Enterprises Management proxy circular	13

Audit fees
 These fees include professional services provided by the external auditor for the review of the interim financial statements, statutory audits of the annual financial statements, the review of prospectuses, consulting on financial accounting and reporting standards, other regulatory audits and filings and translation services.

Audit-related fees
 These fees relate to non-statutory audits, Sarbanes-Oxley Act initiatives, pension plan audits and consulting on prospective financial accounting and reporting standards.

Tax fees
 These fees include professional services for administering our compliance with our conflict of interest policy, tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and commodity tax returns.
     Since November 2004, we generally do not engage the external auditor to perform tax planning and consulting services.

Other fees
 These fees include professional services provided for the redesign of product introduction and new applications for account management, inventory programming, promotion and research processes. This work started in 2002 and was completed in early 2003.
    In 2004, Deloitte & Touche LLP has not been engaged to design any information system or provide implementation services (IS/IT) or other consulting services to BCE or its subsidiaries.

INTERNAL AUDITOR
The audit committee also oversees the internal audit function. This includes:

  overseeing internal audit plans, staffing and budgets
  evaluating the responsibilities and performance of the internal auditor reviewing periodic internal audit reports and corrective actions being taken.

     The senior vice-president, audit and risk management reports directly to the Chair of the audit committee.

COMPLAINT PROCEDURES
In early 2004, BCE implemented a policy detailing procedures for:

  receiving, filing and treating complaints that BCE or any of its subsidiaries receive about accounting, internal accounting controls, auditing matters or evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws or misappropriation of property that belongs to BCE or any of its subsidiaries confidentially and anonymously submitting concerns from employees of BCE or any of its subsidiaries about questionable accounting or auditing matters.

     BCE’s procedures for filing complaints on accounting and auditing matters is available in the governance section of BCE’s website at www.bce.ca.
     In the fall of 2004, BCE launched an innovative on-line web tool that allows all employees of BCE and its subsidiaries to report questionable accounting and auditing practices in complete confidence. This is in addition to the other means of communications available to our employees.

OTHER
 The audit committee also reviews our risk management processes and compliance with respect to our environmental policies.
     The audit committee also carries out an annual evaluation of its performance with the CGC, including a review of the adequacy of its charter.
     Finally, the audit committee reports regularly to the board on its activities.

Report presented March 1, 2005 by:

T.C. O’Neill, Chair
A. Bérard
J. Maxwell
R.C. Pozen
V.L. Young

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Corporate governance committee report

The purpose of the CGC is set forth in its written charter which is available in the governance section of BCE’s website at www.bce.ca.
     Under its charter, the CGC assists the board in:

  developing and implementing our corporate governance guidelines identifying individuals qualified to become directors
  determining the composition of the board and its committees determining the directors’ compensation for board and committee service monitoring the process to assess the effectiveness of the board, committees and directors.
     This report describes how the CGC is managed and how it ensures that BCE maintains the highest standards of corporate governance to meet, and in some cases exceed, laws, regulations and other corporate governance initiatives that apply to us.

About the corporate governance committee

The CGC is currently made up of five unrelated and independent directors: Mrs. D. Soble Kaufman (Chair), Mr. A.S. Fell, Mr. T.E. Kierans (who is not standing for election at the meeting), the Honourable E.C. Lumley and Mr. J.H. McArthur. The CGC communicates regularly and directly with BCE’s officers. The CGC met four times in 2004, including time without management, as appropriate.
     Under its charter, the CGC reviewed and reported, or made recommendations, to the board on the following matters in 2004 and up to the date of this management proxy circular:

  the size and composition of the board to ensure that the board and its committees continue to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning the independence of directors
  the financial literacy of the members of the audit committee the consideration of existing and new board interlocks
  the consideration of the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director of BCE the nominees for director who will stand for election at the meeting the annual review of the effectiveness of the board and of its committees and the assessment of the performance of each director and of the board Chair and each committee Chair the directors’ attendance record
  the annual review of the adequacy and form of non-management directors’ compensation for serving on the board and its committees, including the requirement for minimum share ownership to ensure that it continues to be appropriate. See Management resources and compensation committee report – Directors’ compensation – Minimum share ownership requirement for details.
  how BCE aligns with the current corporate governance guidelines of the TSX, NYSE, the Sarbanes-Oxley Act and other corporate governance initiatives, such as the proposed Canadian Securities Administrators National Policy 58-201 – Corporate Governance Guidelines (NP 58-201)
  the statement of corporate governance practices that begins on the next page the update of our director independence standards to ensure consistency with the NYSE rules and the proposed NP 58-201. These standards are available in the governance section of BCE’s website at www.bce.ca
  BCE’s responses to the proposals submitted by shareholders for the meeting. See Schedule A for details.
  the manner in which BCE's shareholders will exercise their voting right at the meeting the Bell Community Investment Program.

     The CGC also carries out an annual evaluation of its performance with the board, including the review of the adequacy of each committee’s charter.
     Finally, the CGC reports regularly to the board on its activities.

Directors’ attendance record

In 2004, there were 12 board meetings and 20 committee meetings. Each director attended at least 86% of the combined meetings of the board and the committees he or she served on. The overall combined attendance by BCE’s directors at both board and committee meetings was over 96%.

Report presented March 2, 2005 by:

D. Soble Kaufman, Chair
A.S. Fell
T.E. Kierans
The Honourable E.C. Lumley
J.H. McArthur

Bell Canada Enterprises Management proxy circular	15

Statement of corporate governance practices

The board and management believe that good corporate governance practices can help create and maintain shareholder value. As a result, we seek to attain high standards of corporate governance.
     Following the CGC’s careful review, the board has examined our corporate governance practices and concluded that we comply with, and in some cases exceed, the TSX guidelines for corporate governance. The CGC and the board have also been reviewing our corporate governance practices against the Sarbanes-Oxley Act, related SEC rules, NYSE rules and Canadian rules relating to audit committees and certification of financial statements, as well as other initiatives in this area. Although we are not required to comply with most of the NYSE rules, our governance practices generally comply with them. You will find a summary of the differences between our governance practices and the NYSE rules in the governance section of our website at www.bce.ca.
     In October 2004, the Canadian Securities Administrators republished the proposed NP 58-201 for comments, which policy details best practices relating to corporate governance standards. It is anticipated that once the proposed policy is implemented, the TSX will withdraw its current corporate governance guidelines. The proposed policy is in many ways similar to the NYSE rules with which BCE already complies on a voluntary basis. Although they are not in effect, we already meet most of the best practices under the proposed policy and we will take additional actions as required so that we meet all of them when they become final and effective.
     As new regulations come into effect, the CGC and the board will continue to review our corporate governance practices and make any appropriate changes.

How we are meeting the TSX guidelines

We fully align with all of the TSX guidelines. The table below lists the TSX guidelines and tells you how we are meeting each one. In some cases, it also lists certain requirements under the Sarbanes-Oxley Act, related SEC rules, NYSE rules, Canadian rules and proposed NP 58-201, which may differ from the TSX guidelines.

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

1.

The board should explicitly assume responsibility for our stewardship.

The board has overall responsibility for managing and supervising our business in BCE’s best interests. In doing so, the board acts in accordance with:

  the Canada Business Corporations Act, the Bell  Canada Act, other laws that apply to telecommunications companies, as well as laws of general application
  BCE’s articles of incorporation and by-laws
  BCE’s administrative resolution
  the written charters of the board committees
  Bell Canada Enterprises Code of Business Conduct and other internal policies.

You will find the Bell Canada Enterprises Code of Business Conduct and charters of the board committees in the governance section of our website at www.bce.ca.

The board approves all significant decisions, including:

  investments, expenditures and divestitures above certain dollar amounts upon recommendation of the MRCC, the appointment of officers.

The board also has procedures for:

  delegating authority for day-to-day business
  reviewing management’s performance.

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TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

And, as part of its overall stewardship responsibility, the board should assume responsibility for:
(a)	the adoption of a strategic planning process

The board approves our overall strategic direction and objectives during a key planning session. This session is held once a year, usually in November, at the same time that the business plan and budget are approved for the following year.
     The board also approves, on a yearly basis, our Business Plan, which includes the key objectives of our strategy and measurable financial and operating targets.
     We will report any development that could affect our objectives and strategic direction to the board.

(b)	the identification of the principal risks of the business and ensuring implementation of appropriate systems to manage these risks

The audit committee reviews, reports and makes recommendations to the board on the processes for identifying and managing BCE’s principal risks. These include risk management policies, internal control procedures and standards relating to risk management. The audit committee makes sure that these policies are implemented and reviewed regularly.

(c)	succession planning, including appointing, training and monitoring senior management

As part of its responsibilities, the board focuses on the integrity, quality, and continuity of management needed to achieve our corporate goals. The MRCC regularly reviews and reports to the board on:

  succession planning
  the appointment and development of all officers
  the performance of officers against our Business Plan.

(d)	our communications policy

The board periodically approves communications plans for communicating with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.
      BCE has a disclosure policy that also applies to Bell Canada and our subsidiaries that are not publicly traded. This policy ensures that our communications to the investment community, the media and the general public are timely, factual, accurate and broadly distributed according to the laws that apply to us. You will find the complete BCE Inc. and Bell Canada Disclosure Policy in the governance section of our website at www.bce.ca.
     We have developed procedures for receiving feedback from shareholders. In addition to our annual shareholder meeting, we have a toll-free number for shareholder inquiries (1-888-932-6666) and for investor and general inquiries (1-800-339-6353). In addition, shareholders and other interested parties may communicate with

Bell Canada Enterprises Management proxy circular	17

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

(d)	our communications policy (cont'd)

the board by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or 514-786-3891. All communications received are carefully reviewed and forwarded to appropriate board members. We also have detailed information about our business on our website at www.bce.ca.
     Finally, we communicate regularly with the investment community and the media to explain our results and to answer questions. This includes meetings, conferences, press releases and quarterly conference calls. Our quarterly financial results conference calls are broadcast live on our website at www.bce.ca.

(e)	the integrity of our internal control and management information systems.

As a public company, we are required to have an audit committee. The audit committee assesses whether BCE’s internal controls are adequate and effective by:

  reviewing BCE’s policies
  monitoring compliance
  approving recommendations for changes.

     It also makes sure that we have processes for identifying and managing risks. This includes making sure that we comply with our conflict of interest policy.
      The audit committee’s responsibilities have increased over the last few years as a result of the enactment of the Sarbanes-Oxley Act, related SEC rules, NYSE rules and Canadian rules. The new regulations require the President and Chief Executive Officer and the Chief Financial Officer to certify each year that they have disclosed the following to the external auditor and to the audit committee:

  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that could negatively affect our ability to record, process, summarize and report financial information any fraud involving management or other employees who have a significant role in our internal control over financial reporting.

     As described in the audit committee report, BCE established a financial controls project to make sure that we comply with these new regulations.
      Finally, we have also developed procedures for receiving, filing and treating complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Our procedures for filing a complaint on accounting or auditing matters is available in the governance section of our website at www.bce.ca.

SEC RULES
The SEC rules require disclosure on whether or not and, if not, the reasons why, a company has adopted a code of ethics for the principal executive officer and senior financial officers, applicable to the Chief Executive Officer, Chief Financial Officer, Controller and Treasurer.

All of our employees, directors and officers must follow the Bell Canada Enterprises Code of Business Conduct, which provides guidelines for ethical behaviour. The Bell Canada Enterprises Code of Business Conduct includes additional guidelines for the President and Chief Executive Officer, the Chief Financial Officer, the Controller and the Treasurer. Our Code is available in the governance section of our website at www.bce.ca.

18	Bell Canada Enterprises Management proxy circular

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

2.

A majority of directors should be “unrelated” (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to our best interests).
      The application of the definition of “unrelated” director is the responsibility of the board which will be required to disclose on an annual basis whether it has a majority of “unrelated” directors and the analysis of the application of the principles supporting this conclusion.

The board, on the recommendation of the CGC, is responsible for determining whether or not each director is unrelated and independent. To achieve this, the board analyses all of the relationships each director has with BCE and its subsidiaries. To assist in this analysis, the board adopted director independence standards. These standards are consistent with the NYSE rules and are available in the governance section of our website at www.bce.ca. In general, a director who meets these standards and who does not otherwise have a material relationship with BCE would be considered unrelated under the TSX guidelines and independent under the NYSE rules.
      Based on the information provided by each director, reviewing the independence standards discussed above, and applying the current NYSE rules, the board determined that 13 of its 16 directors do not have a material relationship with BCE and are considered to be unrelated and independent under the TSX guidelines and NYSE rules.
     The following describes the board’s determinations with respect to the other three directors:

  Mr. Michael J. Sabia, President and Chief Executive Officer, is considered as such to be a related director under the TSX guidelines and not independent under the NYSE rules
  Mr. Levitt, a partner with Osler, Hoskin & Harcourt LLP, a law firm that provides legal services to BCE and its subsidiaries, is considered unrelated under the TSX guidelines but not independent under the NYSE rules since legal fees paid to his firm in 2002 exceeded the threshold amount set forth in the independence standards adopted by the board
  Mr. Tellier is considered unrelated under the TSX guidelines but not independent under the NYSE rules because his son was President and Chief Executive Officer of Bell Actimedia Inc., which was an indirect wholly-owned subsidiary of BCE until November 2002.

     Mr. Levitt and Mr. Tellier, who both make valuable contributions to the board, may again qualify as independent directors as defined under the NYSE rules beginning in 2006. At all times, a majority of the board will be unrelated under the TSX guidelines and independent under the NYSE rules.

NYSE RULES AND PROPOSED NP 58-201
The NYSE rules require, and proposed NP 58-201 recommends, that the majority of directors be “independent”. No director qualifies as “independent” unless the board determines that he or she has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must disclose these determinations. However, certain prescribed relationships are deemed to be material.

Bell Canada Enterprises Management proxy circular	19

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

3.

The board should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The Members of the CGC are all unrelated and independent directors. The CGC proposes new candidates to be nominated for election or appointment to the board, and has developed qualifications and criteria to assist in the selection process.
      The CGC monitors the effectiveness of the Chair of the board, the board, its committees, including each committee Chair, and each individual director by conducting annual surveys of all directors and reviewing the results of one-on-one meetings between the board Chair and the Chair of the CGC, as the case may be, and each director.

NYSE RULES AND PROPOSED NP 58-201
 The NYSE rules require, and proposed NP 58-201 recommends, that a nominating committee be composed only of “independent” directors. The NYSE rules and proposed NP 58-201 also provide that the nominating committee must have a written charter that addresses the committee’s purpose and responsibilities, including:

  identify individuals qualified to become board members
  recommend to the board director nominees for the next annual meeting of shareholders

The CGC performs the functions of a nominating committee. The CGC’s written charter addresses the minimum requirements of the NYSE rules as well as some of our additional corporate governance practices and certain recommendations of the proposed NP 58-201. You will find the complete text of the CGC’s written charter in the governance section of our website at www.bce.ca.

4.

The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.

As part of its charter, the CGC is required to conduct a survey every year of all directors on the effectiveness and performance of the board Chair, the board and the board’s committees (including their respective Chair), as well as individual directors. This includes distributing a set of questionnaires to each director and usually includes individual interviews with the board Chair and the Chair of the CGC.
      The CGC is also responsible for administering our policy on directors’ attendance at meetings of the board and its committees. Under the policy, the Corporate Secretary must report to the CGC any director who did not attend at least 75% of the board and committee meetings.
      The CGC reviews each director’s attendance record and takes this into consideration when it proposes the list of nominated directors for election to the board at the next annual shareholder meeting.

20	Bell Canada Enterprises Management proxy circular

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

5.

We should provide, as an integral element of the process for appointing new directors, an orientation and education program for new directors.

New directors are given the opportunity to individually meet with members of senior management to improve their understanding of our business. All directors have regular access to senior management to discuss board presentations and other matters of interest.
      We also give directors a reference manual, which contains information about our history and current status, special legislation affecting us, our investments and our shareholders. This reference manual is updated regularly. It includes the Bell Canada Enterprises Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the board and its committees, and a description of the duties and liabilities of directors. As part of its mandate, the CGC is also responsible for providing orientation and continuing education for all board members, including reimbursing costs of attending certain outside director education programs. During their regularly scheduled board meetings, directors are given presentations on various aspects of our business.

6.

The board should examine its size and, with a view to determining the impact of number upon effectiveness, undertake where appropriate, a program to establish a board size which facilitates more effective decision-making.

PROPOSED NP 58-201
The board should consider the appropriate size of the board, with a view to facilitating effective decision-making. In carrying out each of these functions, the board should consider the advice and input of the nominating committee.

The board aims to have:

  a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively geographical representation that reflects where our shareholders live and where we carry on business.

     Directors are chosen for their ability to contribute to the broad range of issues that the board must deal with. The board reviews each director’s contribution through the CGC and determines whether the board’s size allows it to function efficiently and effectively.
      The board believes that its current size and range of skills promote effectiveness and efficiency.

7.

The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.

Each year, the CGC reviews how directors are compensated for serving on the board and its committees. It compares their compensation to that of similar companies and recommends any changes to the board.
      Since January 1, 2003, a “flat fee” compensation arrangement is in effect for non-management directors. Please see Management resources and compensation committee report – Directors’ compensation for more information.

Bell Canada Enterprises Management proxy circular	21

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

8.

Committees of the board should generally be composed of non-management directors, a majority of whom are unrelated.

Each committee of the board consists only of non-management directors, all of whom are unrelated and independent with the exception of the members of the pension fund committee.
NYSE RULES, CANADIAN RULES AND PROPOSED NP 58-201
The NYSE rules require, and proposed NP 58-201 recommends, that the compensation (the MRCC) and the nominating (the CGC) committees be composed only of “independent” directors. In addition, the NYSE rules and the Canadian rules require not only that the audit committee be composed only of “independent” directors, but also that audit committee members accept directly or indirectly no consulting, advisory or other compensatory fee (other than ordinary director fees) from BCE or any of its subsidiaries.

None of the members of the audit committee has directly or indirectly accepted any consulting, advisory or other compensatory fee (other than ordinary director fees) from BCE or any of its subsidiaries.

9.

The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.
      This committee would, among other things, be responsible for the response to the TSX Corporate Governance Guidelines.

The CGC:

  makes recommendations to the board about how to respond to the corporate governance guidelines of the TSX and other securities regulatory authorities monitors existing and emerging best practices relating to corporate governance matters develops our approach for dealing with corporate governance issues.
  Please see Corporate governance committee report for more information.

10.

The board, together with the President and Chief Executive Officer, should develop position descriptions for the board and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities.
      The board should approve or develop the corporate objectives which the President and Chief Executive Officer is responsible for meeting.

The responsibilities of the board and of the President and Chief Executive Officer are set out in our schedule of authorities. It also lists the type and dollar limits of transactions that management may carry out without prior approval from the board. Any corporate action that is not specifically authorized, or that exceeds the dollar limits of authority under the schedule, requires approval from the board.
     The President and Chief Executive Officer is responsible for our corporate objectives, which are set out each year in our Business Plan. The board approves the Business Plan early each year.
      The board and the MRCC periodically review the President and Chief Executive Officer’s performance against the pre-set strategic business objectives and measurable financial and operating targets set out in our Business Plan.
      Please see Management resources and compensation committee report – Officers’ compensation for more information.

22	Bell Canada Enterprises Management proxy circular

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

11.

The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to:

  appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities, or assign this responsibility to a non-management director, sometimes referred to as the lead director.

     Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board’s relationship to management to a committee of the board.

The current Chair of the board is not an executive officer of BCE or of our subsidiaries, which we believe ensures that the board functions independently of management.
      At each regularly scheduled board meeting, the directors meet without management.
      Directors can add items to the agenda for board meetings. The agendas are distributed in advance of the meetings. Each committee Chair is responsible for the agendas of his or her committee meetings.
      There is a process in place for receiving feedback from directors on how the board can operate more effectively. This includes questionnaires that the CGC distributes to directors and one-on-one meetings with the board Chair and the Chair of the CGC.

12.

The audit committee should be composed only of non-management directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal controls. While it is management’s responsibility to design and implement an effective system of internal controls, it is the audit committee’s responsibility to ensure that management has done so.

The audit committee consists only of unrelated and independent directors. Its roles and responsibilities are set out in its written charter. The purpose of the audit committee is to assist the board in overseeing:

  the integrity of the financial statements and related information
  BCE’s compliance with the legal and regulatory requirements that apply to us the independence, qualifications and appointment of the external auditor the performance of the internal and external auditors
  management’s responsibility for reporting on internal controls.

NYSE RULES AND CANADIAN RULES
The NYSE rules and the Canadian rules require that:

  audit committees must have a minimum of three directors
  each member of the audit committee has no relationship that may affect his or her independence from management and the company each member of the audit committee should be knowledgeable about financial matters.
  At least one member of the audit committee has accounting or related financial management expertise.

In addition, the NYSE rules require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board must determine and disclose that this simultaneous service does not impair the ability of that member to effectively serve on the audit committee of BCE.

The audit committee and its members meet all of these requirements.

Mr. Bérard currently serves on the following public companies' audit committees: BCE Inc., Bombardier Inc., Noranda Inc. and Vasogen Inc. Mr. O’Neill currently serves on the following public companies’ audit committees: BCE Inc. (Chair), Nexen Inc., Adecco, S.A., Loblaw Companies Limited and Dofasco Inc. The board therefore needs to make a determination as to whether such simultaneous service impairs their ability to effectively serve on the BCE audit committee. The board has carefully reviewed Mr. Bérard’s and Mr. O’Neill’s involvement with other companies’ audit committees, and concluded that as both of them are retired and not involved in professional activities other than sitting on various public company boards and audit committees, these other activities do not impair their ability to effectively serve on BCE’s audit committee. In addition, the experience of these two individuals serves the best interest of BCE and they make valuable contributions to the audit committee.

Bell Canada Enterprises Management proxy circular	23

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

RELATED SEC RULES
The related SEC rules require disclosure as to whether or not, and if not the reasons why, the audit committee is comprised of at least one member who is a financial “expert” as defined in such related SEC rules.

The board has determined that the audit committee includes at least one financial expert, its Chairman, Mr. T.C. O’Neill.

SARBANES-OXLEY ACT, RELATED SEC RULES AND CANADIAN RULES
The Sarbanes-Oxley Act, the related SEC rules and the Canadian rules address the engagement of auditors as well as a pre-approval process for all non-audit services.

The auditor independence policy and the audit committee’s written charter govern all aspects of BCE’s relationship with the external auditors. The audit committee is responsible for setting the policy, approving recommendations for changes and making sure that management complies with it.
      The auditor independence policy includes a process for:

  determining whether various audit and other services provided by the external auditor affect its independence identifying the services that the external auditor may and may not provide (such as prohibited vs permitted services)
  pre-approving all services to be provided by the external auditor establishing guidelines for engaging former employees of the external auditor (as a separate policy).

     Please see audit committee report for more information. The auditor independence policy can be found in the governance section of our website at www.bce.ca.

CANADIAN RULES
The Canadian rules will require, starting next year, certain specific information with respect to public companies audit committees to be disclosed in the Annual Information Form and to include in the management proxy circular a cross-reference to the sections of the Annual Information Form which contain the required disclosure.	We are voluntarily providing this disclosure on our audit committee. See Schedule 1 of BCE’s annual information form for the year ended December 31, 2004 (BCE 2004 AIF). The BCE 2004 AIF can be found in the Investors section of our website at www.bce.ca.

13.

The board should implement a system to enable an individual director to engage an outside advisor, at our expense, in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The board and each committee may hire outside advisors at our expense. Individual directors may also hire outside advisors if it is appropriate and the CGC approves it.

24	Bell Canada Enterprises Management proxy circular

Management resources and compensation committee report

The purpose of the MRCC is set forth in its written charter which is available in the governance section of our website at www.bce.ca. Under its charter, the MRCC assists the board in the:

  they are responsible for establishing and maintaining BCE’s disclosure controls and procedures they have evaluated the effectiveness of these disclosure controls and procedures
  BCE’s financial statements, related MD&A and the AIF do not contain any untrue statement of a material fact
  BCE’s financial statements and other financial information fairly present in all material respects BCE’s financial condition, results of operation and cash flows.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The audit committee has the overall responsibility of providing reasonable assurance that BCE’s internal control systems are adequate and effective. It reviews the policies in place, monitors compliance and approves recommendations for changes.
     The audit committee also ensures that BCE’s processes for identifying and managing risks are adequate and that BCE complies with its business ethics policies, including its conflict of interest policy for officers. The Sarbanes-Oxley Act and related SEC rules require, as part of the annual certifications discussed above, that the President and Chief Executive Officer and the Chief Financial Officer certify that they have disclosed to BCE’s external auditor and to the audit committee:

  all significant deficiencies and material weaknesses in the design or operation of BCE’s internal control over financial reporting that could negatively affect our ability to record, process, summarize and report financial information any fraud involving management or other employees who have a significant role in our internal control over financial reporting.

     The audit committee also oversees the requirements of the Sarbanes-Oxley Act and related SEC rules for the certification of BCE’s internal control over financial reporting. These rules are scheduled to be applicable to BCE’s 2006 annual report that will be filed in 2007. They require a management internal control report that contains:

  a statement of management’s responsibilities for establishing and maintaining adequate internal controls over financial reporting a description of the framework used to evaluate, and management’s assessment of, the effectiveness of BCE’s internal control over financial reporting a statement that the external auditor has issued a report that confirms management’s assessment.

  BCE has undertaken the following initiatives to meet these requirements:
  established a financial controls project
  appointed an external accounting firm (other than the external auditor) to assist BCE in the project held regular meetings with senior management and BCE’s disclosure and compliance committee to update them on the progress of the project.

BCE is on schedule to comply with these rules when they come into effect. In February 2005, the Canadian Securities Administrators issued for comments proposed rules on internal control over financial reporting which, if adopted, would be substantially similar to the Sarbanes-Oxley Act and related SEC rules.

Audit function

EXTERNAL AUDITOR
 Deloitte & Touche LLP is the current external auditor.
     The audit committee is responsible for recommending to the board the appointment of the external auditor and its compensation. The audit committee is directly responsible for:

  evaluating the external auditor to make sure that it fulfills its responsibilities. The audit committee reviews its performance against acceptable auditing standards, as well as their qualifications, independence, internal quality control procedures, audit plans and fees assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving all audit and other services in advance.

AUDITOR INDEPENDENCE POLICY
BCE's Auditor Independence Policy is a comprehensive policy governing all aspects of BCE’s relationship with the external auditor, including:

  establishing a process for determining whether various audit and other services provided by the external auditor affect its independence identifying the services that the external auditor may and may not provide to BCE and its subsidiaries pre-approving all services to be provided by the external auditor of BCE and its subsidiaries; and
  establishing a process outlining procedures (as part of a separate policy) when hiring current or former personnel of the external auditor in a financial oversight role to ensure auditor independence is maintained.

     The complete Auditor Independence Policy is available in the governance section of BCE’s website at www.bce.ca.
     The following summary includes a breakdown of fees for services provided in 2004 and 2003.

EXTERNAL AUDITOR’S FEES
The table below shows the fees that Deloitte & Touche LLP billed to BCE and its subsidiaries for various services for each year in the past two fiscal years.

	2004	2003[1]

(millions)
Audit fees	$11.4	$13.3
Audit-related fees	$3.1	$2.2
Tax fees	$1.9	$2.6
Other fees	–	$1.1

TOTAL	$16.4	$19.2

1	Figures for 2003 have been restated to eliminate the fees paid by CGI Group Inc. in the calculation of our aggregate fees paid and reclassify translation services from Other fees to Audit fees so they can be compared to 2004 fees.

Bell Canada Enterprises Management proxy circular	13

Audit fees
 These fees include professional services provided by the external auditor for the review of the interim financial statements, statutory audits of the annual financial statements, the review of prospectuses, consulting on financial accounting and reporting standards, other regulatory audits and filings and translation services.

Audit-related fees
 These fees relate to non-statutory audits, Sarbanes-Oxley Act initiatives, pension plan audits and consulting on prospective financial accounting and reporting standards.

Tax fees
 These fees include professional services for administering our compliance with our conflict of interest policy, tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and commodity tax returns.
     Since November 2004, we generally do not engage the external auditor to perform tax planning and consulting services.

Other fees
 These fees include professional services provided for the redesign of product introduction and new applications for account management, inventory programming, promotion and research processes. This work started in 2002 and was completed in early 2003.
    In 2004, Deloitte & Touche LLP has not been engaged to design any information system or provide implementation services (IS/IT) or other consulting services to BCE or its subsidiaries.

INTERNAL AUDITOR
The audit committee also oversees the internal audit function. This includes:

  overseeing internal audit plans, staffing and budgets
  evaluating the responsibilities and performance of the internal auditor reviewing periodic internal audit reports and corrective actions being taken.

     The senior vice-president, audit and risk management reports directly to the Chair of the audit committee.

COMPLAINT PROCEDURES
In early 2004, BCE implemented a policy detailing procedures for:

  receiving, filing and treating complaints that BCE or any of its subsidiaries receive about accounting, internal accounting controls, auditing matters or evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws or misappropriation of property that belongs to BCE or any of its subsidiaries confidentially and anonymously submitting concerns from employees of BCE or any of its subsidiaries about questionable accounting or auditing matters.

     BCE’s procedures for filing complaints on accounting and auditing matters is available in the governance section of BCE’s website at www.bce.ca.
     In the fall of 2004, BCE launched an innovative on-line web tool that allows all employees of BCE and its subsidiaries to report questionable accounting and auditing practices in complete confidence. This is in addition to the other means of communications available to our employees.

OTHER
 The audit committee also reviews our risk management processes and compliance with respect to our environmental policies.
     The audit committee also carries out an annual evaluation of its performance with the CGC, including a review of the adequacy of its charter.
     Finally, the audit committee reports regularly to the board on its activities.

Report presented March 1, 2005 by:

T.C. O’Neill, Chair
A. Bérard
J. Maxwell
R.C. Pozen
V.L. Young

14	Bell Canada Enterprises Management proxy circular

Corporate governance committee report

The purpose of the CGC is set forth in its written charter which is available in the governance section of BCE’s website at www.bce.ca.
     Under its charter, the CGC assists the board in:

  developing and implementing our corporate governance guidelines identifying individuals qualified to become directors
  determining the composition of the board and its committees determining the directors’ compensation for board and committee service monitoring the process to assess the effectiveness of the board, committees and directors.
     This report describes how the CGC is managed and how it ensures that BCE maintains the highest standards of corporate governance to meet, and in some cases exceed, laws, regulations and other corporate governance initiatives that apply to us.

About the corporate governance committee

The CGC is currently made up of five unrelated and independent directors: Mrs. D. Soble Kaufman (Chair), Mr. A.S. Fell, Mr. T.E. Kierans (who is not standing for election at the meeting), the Honourable E.C. Lumley and Mr. J.H. McArthur. The CGC communicates regularly and directly with BCE’s officers. The CGC met four times in 2004, including time without management, as appropriate.
     Under its charter, the CGC reviewed and reported, or made recommendations, to the board on the following matters in 2004 and up to the date of this management proxy circular:

  the size and composition of the board to ensure that the board and its committees continue to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning the independence of directors
  the financial literacy of the members of the audit committee the consideration of existing and new board interlocks
  the consideration of the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director of BCE the nominees for director who will stand for election at the meeting the annual review of the effectiveness of the board and of its committees and the assessment of the performance of each director and of the board Chair and each committee Chair the directors’ attendance record
  the annual review of the adequacy and form of non-management directors’ compensation for serving on the board and its committees, including the requirement for minimum share ownership to ensure that it continues to be appropriate. See Management resources and compensation committee report – Directors’ compensation – Minimum share ownership requirement for details.
  how BCE aligns with the current corporate governance guidelines of the TSX, NYSE, the Sarbanes-Oxley Act and other corporate governance initiatives, such as the proposed Canadian Securities Administrators National Policy 58-201 – Corporate Governance Guidelines (NP 58-201)
  the statement of corporate governance practices that begins on the next page the update of our director independence standards to ensure consistency with the NYSE rules and the proposed NP 58-201. These standards are available in the governance section of BCE’s website at www.bce.ca
  BCE’s responses to the proposals submitted by shareholders for the meeting. See Schedule A for details.
  the manner in which BCE's shareholders will exercise their voting right at the meeting the Bell Community Investment Program.

     The CGC also carries out an annual evaluation of its performance with the board, including the review of the adequacy of each committee’s charter.
     Finally, the CGC reports regularly to the board on its activities.

Directors’ attendance record

In 2004, there were 12 board meetings and 20 committee meetings. Each director attended at least 86% of the combined meetings of the board and the committees he or she served on. The overall combined attendance by BCE’s directors at both board and committee meetings was over 96%.

Report presented March 2, 2005 by:

D. Soble Kaufman, Chair
A.S. Fell
T.E. Kierans
The Honourable E.C. Lumley
J.H. McArthur
Bell Canada Enterprises Management proxy circular	15

Statement of corporate governance practices

The board and management believe that good corporate governance practices can help create and maintain shareholder value. As a result, we seek to attain high standards of corporate governance.
     Following the CGC’s careful review, the board has examined our corporate governance practices and concluded that we comply with, and in some cases exceed, the TSX guidelines for corporate governance. The CGC and the board have also been reviewing our corporate governance practices against the Sarbanes-Oxley Act, related SEC rules, NYSE rules and Canadian rules relating to audit committees and certification of financial statements, as well as other initiatives in this area. Although we are not required to comply with most of the NYSE rules, our governance practices generally comply with them. You will find a summary of the differences between our governance practices and the NYSE rules in the governance section of our website at www.bce.ca.
     In October 2004, the Canadian Securities Administrators republished the proposed NP 58-201 for comments, which policy details best practices relating to corporate governance standards. It is anticipated that once the proposed policy is implemented, the TSX will withdraw its current corporate governance guidelines. The proposed policy is in many ways similar to the NYSE rules with which BCE already complies on a voluntary basis. Although they are not in effect, we already meet most of the best practices under the proposed policy and we will take additional actions as required so that we meet all of them when they become final and effective.
     As new regulations come into effect, the CGC and the board will continue to review our corporate governance practices and make any appropriate changes.

How we are meeting the TSX guidelines

We fully align with all of the TSX guidelines. The table below lists the TSX guidelines and tells you how we are meeting each one. In some cases, it also lists certain requirements under the Sarbanes-Oxley Act, related SEC rules, NYSE rules, Canadian rules and proposed NP 58-201, which may differ from the TSX guidelines.

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

1.

The board should explicitly assume responsibility for our stewardship.

The board has overall responsibility for managing and supervising our business in BCE’s best interests. In doing so, the board acts in accordance with:

  the Canada Business Corporations Act, the Bell  Canada Act, other laws that apply to telecommunications companies, as well as laws of general application
  BCE’s articles of incorporation and by-laws
  BCE’s administrative resolution
  the written charters of the board committees
  Bell Canada Enterprises Code of Business Conduct and other internal policies.

You will find the Bell Canada Enterprises Code of Business Conduct and charters of the board committees in the governance section of our website at www.bce.ca.

The board approves all significant decisions, including:

  investments, expenditures and divestitures above certain dollar amounts upon recommendation of the MRCC, the appointment of officers.

The board also has procedures for:

  delegating authority for day-to-day business
  reviewing management’s performance.

16	Bell Canada Enterprises Management proxy circular

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

And, as part of its overall stewardship responsibility, the board should assume responsibility for:
(a)	the adoption of a strategic planning process

The board approves our overall strategic direction and objectives during a key planning session. This session is held once a year, usually in November, at the same time that the business plan and budget are approved for the following year.
     The board also approves, on a yearly basis, our Business Plan, which includes the key objectives of our strategy and measurable financial and operating targets.
     We will report any development that could affect our objectives and strategic direction to the board.

(b)	the identification of the principal risks of the business and ensuring implementation of appropriate systems to manage these risks

The audit committee reviews, reports and makes recommendations to the board on the processes for identifying and managing BCE’s principal risks. These include risk management policies, internal control procedures and standards relating to risk management. The audit committee makes sure that these policies are implemented and reviewed regularly.

(c)	succession planning, including appointing, training and monitoring senior management

As part of its responsibilities, the board focuses on the integrity, quality, and continuity of management needed to achieve our corporate goals. The MRCC regularly reviews and reports to the board on:

  succession planning
  the appointment and development of all officers
  the performance of officers against our Business Plan.

(d)	our communications policy

The board periodically approves communications plans for communicating with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.
      BCE has a disclosure policy that also applies to Bell Canada and our subsidiaries that are not publicly traded. This policy ensures that our communications to the investment community, the media and the general public are timely, factual, accurate and broadly distributed according to the laws that apply to us. You will find the complete BCE Inc. and Bell Canada Disclosure Policy in the governance section of our website at www.bce.ca.
     We have developed procedures for receiving feedback from shareholders. In addition to our annual shareholder meeting, we have a toll-free number for shareholder inquiries (1-888-932-6666) and for investor and general inquiries (1-800-339-6353). In addition, shareholders and other interested parties may communicate with

Bell Canada Enterprises Management proxy circular	17

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

(d)	our communications policy (cont'd)

the board by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or 514-786-3891. All communications received are carefully reviewed and forwarded to appropriate board members. We also have detailed information about our business on our website at www.bce.ca.
     Finally, we communicate regularly with the investment community and the media to explain our results and to answer questions. This includes meetings, conferences, press releases and quarterly conference calls. Our quarterly financial results conference calls are broadcast live on our website at www.bce.ca.

(e)	the integrity of our internal control and management information systems.

As a public company, we are required to have an audit committee. The audit committee assesses whether BCE’s internal controls are adequate and effective by:

  reviewing BCE’s policies
  monitoring compliance
  approving recommendations for changes.

     It also makes sure that we have processes for identifying and managing risks. This includes making sure that we comply with our conflict of interest policy.
      The audit committee’s responsibilities have increased over the last few years as a result of the enactment of the Sarbanes-Oxley Act, related SEC rules, NYSE rules and Canadian rules. The new regulations require the President and Chief Executive Officer and the Chief Financial Officer to certify each year that they have disclosed the following to the external auditor and to the audit committee:

  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that could negatively affect our ability to record, process, summarize and report financial information any fraud involving management or other employees who have a significant role in our internal control over financial reporting.

     As described in the audit committee report, BCE established a financial controls project to make sure that we comply with these new regulations.
      Finally, we have also developed procedures for receiving, filing and treating complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Our procedures for filing a complaint on accounting or auditing matters is available in the governance section of our website at www.bce.ca.

SEC RULES
The SEC rules require disclosure on whether or not and, if not, the reasons why, a company has adopted a code of ethics for the principal executive officer and senior financial officers, applicable to the Chief Executive Officer, Chief Financial Officer, Controller and Treasurer.

All of our employees, directors and officers must follow the Bell Canada Enterprises Code of Business Conduct, which provides guidelines for ethical behaviour. The Bell Canada Enterprises Code of Business Conduct includes additional guidelines for the President and Chief Executive Officer, the Chief Financial Officer, the Controller and the Treasurer. Our Code is available in the governance section of our website at www.bce.ca.

18	Bell Canada Enterprises Management proxy circular

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

2.

A majority of directors should be “unrelated” (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to our best interests).
      The application of the definition of “unrelated” director is the responsibility of the board which will be required to disclose on an annual basis whether it has a majority of “unrelated” directors and the analysis of the application of the principles supporting this conclusion.

The board, on the recommendation of the CGC, is responsible for determining whether or not each director is unrelated and independent. To achieve this, the board analyses all of the relationships each director has with BCE and its subsidiaries. To assist in this analysis, the board adopted director independence standards. These standards are consistent with the NYSE rules and are available in the governance section of our website at www.bce.ca. In general, a director who meets these standards and who does not otherwise have a material relationship with BCE would be considered unrelated under the TSX guidelines and independent under the NYSE rules.
      Based on the information provided by each director, reviewing the independence standards discussed above, and applying the current NYSE rules, the board determined that 13 of its 16 directors do not have a material relationship with BCE and are considered to be unrelated and independent under the TSX guidelines and NYSE rules.
     The following describes the board’s determinations with respect to the other three directors:

  Mr. Michael J. Sabia, President and Chief Executive Officer, is considered as such to be a related director under the TSX guidelines and not independent under the NYSE rules
  Mr. Levitt, a partner with Osler, Hoskin & Harcourt LLP, a law firm that provides legal services to BCE and its subsidiaries, is considered unrelated under the TSX guidelines but not independent under the NYSE rules since legal fees paid to his firm in 2002 exceeded the threshold amount set forth in the independence standards adopted by the board
  Mr. Tellier is considered unrelated under the TSX guidelines but not independent under the NYSE rules because his son was President and Chief Executive Officer of Bell Actimedia Inc., which was an indirect wholly-owned subsidiary of BCE until November 2002.

     Mr. Levitt and Mr. Tellier, who both make valuable contributions to the board, may again qualify as independent directors as defined under the NYSE rules beginning in 2006. At all times, a majority of the board will be unrelated under the TSX guidelines and independent under the NYSE rules.

NYSE RULES AND PROPOSED NP 58-201
The NYSE rules require, and proposed NP 58-201 recommends, that the majority of directors be “independent”. No director qualifies as “independent” unless the board determines that he or she has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must disclose these determinations. However, certain prescribed relationships are deemed to be material.

Bell Canada Enterprises Management proxy circular	19

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

3.

The board should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The Members of the CGC are all unrelated and independent directors. The CGC proposes new candidates to be nominated for election or appointment to the board, and has developed qualifications and criteria to assist in the selection process.
      The CGC monitors the effectiveness of the Chair of the board, the board, its committees, including each committee Chair, and each individual director by conducting annual surveys of all directors and reviewing the results of one-on-one meetings between the board Chair and the Chair of the CGC, as the case may be, and each director.

NYSE RULES AND PROPOSED NP 58-201
 The NYSE rules require, and proposed NP 58-201 recommends, that a nominating committee be composed only of “independent” directors. The NYSE rules and proposed NP 58-201 also provide that the nominating committee must have a written charter that addresses the committee’s purpose and responsibilities, including:

  identify individuals qualified to become board members
  recommend to the board director nominees for the next annual meeting of shareholders

The CGC performs the functions of a nominating committee. The CGC’s written charter addresses the minimum requirements of the NYSE rules as well as some of our additional corporate governance practices and certain recommendations of the proposed NP 58-201. You will find the complete text of the CGC’s written charter in the governance section of our website at www.bce.ca.

4.

The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.

As part of its charter, the CGC is required to conduct a survey every year of all directors on the effectiveness and performance of the board Chair, the board and the board’s committees (including their respective Chair), as well as individual directors. This includes distributing a set of questionnaires to each director and usually includes individual interviews with the board Chair and the Chair of the CGC.
      The CGC is also responsible for administering our policy on directors’ attendance at meetings of the board and its committees. Under the policy, the Corporate Secretary must report to the CGC any director who did not attend at least 75% of the board and committee meetings.
      The CGC reviews each director’s attendance record and takes this into consideration when it proposes the list of nominated directors for election to the board at the next annual shareholder meeting.

20	Bell Canada Enterprises Management proxy circular

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

5.

We should provide, as an integral element of the process for appointing new directors, an orientation and education program for new directors.

New directors are given the opportunity to individually meet with members of senior management to improve their understanding of our business. All directors have regular access to senior management to discuss board presentations and other matters of interest.
      We also give directors a reference manual, which contains information about our history and current status, special legislation affecting us, our investments and our shareholders. This reference manual is updated regularly. It includes the Bell Canada Enterprises Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the board and its committees, and a description of the duties and liabilities of directors. As part of its mandate, the CGC is also responsible for providing orientation and continuing education for all board members, including reimbursing costs of attending certain outside director education programs. During their regularly scheduled board meetings, directors are given presentations on various aspects of our business.

6.

The board should examine its size and, with a view to determining the impact of number upon effectiveness, undertake where appropriate, a program to establish a board size which facilitates more effective decision-making.

PROPOSED NP 58-201
The board should consider the appropriate size of the board, with a view to facilitating effective decision-making. In carrying out each of these functions, the board should consider the advice and input of the nominating committee.

The board aims to have:

  a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively geographical representation that reflects where our shareholders live and where we carry on business.

     Directors are chosen for their ability to contribute to the broad range of issues that the board must deal with. The board reviews each director’s contribution through the CGC and determines whether the board’s size allows it to function efficiently and effectively.
      The board believes that its current size and range of skills promote effectiveness and efficiency.

7.

The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.

Each year, the CGC reviews how directors are compensated for serving on the board and its committees. It compares their compensation to that of similar companies and recommends any changes to the board.
      Since January 1, 2003, a “flat fee” compensation arrangement is in effect for non-management directors. Please see Management resources and compensation committee report – Directors’ compensation for more information.

Bell Canada Enterprises Management proxy circular	21

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

8.

Committees of the board should generally be composed of non-management directors, a majority of whom are unrelated.

Each committee of the board consists only of non-management directors, all of whom are unrelated and independent with the exception of the members of the pension fund committee.
NYSE RULES, CANADIAN RULES AND PROPOSED NP 58-201
The NYSE rules require, and proposed NP 58-201 recommends, that the compensation (the MRCC) and the nominating (the CGC) committees be composed only of “independent” directors. In addition, the NYSE rules and the Canadian rules require not only that the audit committee be composed only of “independent” directors, but also that audit committee members accept directly or indirectly no consulting, advisory or other compensatory fee (other than ordinary director fees) from BCE or any of its subsidiaries.

None of the members of the audit committee has directly or indirectly accepted any consulting, advisory or other compensatory fee (other than ordinary director fees) from BCE or any of its subsidiaries.

9.

The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.
      This committee would, among other things, be responsible for the response to the TSX Corporate Governance Guidelines.

The CGC:

  makes recommendations to the board about how to respond to the corporate governance guidelines of the TSX and other securities regulatory authorities monitors existing and emerging best practices relating to corporate governance matters develops our approach for dealing with corporate governance issues.
  Please see Corporate governance committee report for more information.

10.

The board, together with the President and Chief Executive Officer, should develop position descriptions for the board and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities.
      The board should approve or develop the corporate objectives which the President and Chief Executive Officer is responsible for meeting.

The responsibilities of the board and of the President and Chief Executive Officer are set out in our schedule of authorities. It also lists the type and dollar limits of transactions that management may carry out without prior approval from the board. Any corporate action that is not specifically authorized, or that exceeds the dollar limits of authority under the schedule, requires approval from the board.
     The President and Chief Executive Officer is responsible for our corporate objectives, which are set out each year in our Business Plan. The board approves the Business Plan early each year.
      The board and the MRCC periodically review the President and Chief Executive Officer’s performance against the pre-set strategic business objectives and measurable financial and operating targets set out in our Business Plan.
      Please see Management resources and compensation committee report – Officers’ compensation for more information.

22	Bell Canada Enterprises Management proxy circular

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

11.

The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to:

  appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities, or assign this responsibility to a non-management director, sometimes referred to as the lead director.

     Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board’s relationship to management to a committee of the board.

The current Chair of the board is not an executive officer of BCE or of our subsidiaries, which we believe ensures that the board functions independently of management.
      At each regularly scheduled board meeting, the directors meet without management.
      Directors can add items to the agenda for board meetings. The agendas are distributed in advance of the meetings. Each committee Chair is responsible for the agendas of his or her committee meetings.
      There is a process in place for receiving feedback from directors on how the board can operate more effectively. This includes questionnaires that the CGC distributes to directors and one-on-one meetings with the board Chair and the Chair of the CGC.

12.

The audit committee should be composed only of non-management directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal controls. While it is management’s responsibility to design and implement an effective system of internal controls, it is the audit committee’s responsibility to ensure that management has done so.

The audit committee consists only of unrelated and independent directors. Its roles and responsibilities are set out in its written charter. The purpose of the audit committee is to assist the board in overseeing:

  the integrity of the financial statements and related information
  BCE’s compliance with the legal and regulatory requirements that apply to us the independence, qualifications and appointment of the external auditor the performance of the internal and external auditors
  management’s responsibility for reporting on internal controls.

NYSE RULES AND CANADIAN RULES
The NYSE rules and the Canadian rules require that:

  audit committees must have a minimum of three directors
  each member of the audit committee has no relationship that may affect his or her independence from management and the company each member of the audit committee should be knowledgeable about financial matters.
  At least one member of the audit committee has accounting or related financial management expertise.

In addition, the NYSE rules require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board must determine and disclose that this simultaneous service does not impair the ability of that member to effectively serve on the audit committee of BCE.

The audit committee and its members meet all of these requirements.

Mr. Bérard currently serves on the following public companies' audit committees: BCE Inc., Bombardier Inc., Noranda Inc. and Vasogen Inc. Mr. O’Neill currently serves on the following public companies’ audit committees: BCE Inc. (Chair), Nexen Inc., Adecco, S.A., Loblaw Companies Limited and Dofasco Inc. The board therefore needs to make a determination as to whether such simultaneous service impairs their ability to effectively serve on the BCE audit committee. The board has carefully reviewed Mr. Bérard’s and Mr. O’Neill’s involvement with other companies’ audit committees, and concluded that as both of them are retired and not involved in professional activities other than sitting on various public company boards and audit committees, these other activities do not impair their ability to effectively serve on BCE’s audit committee. In addition, the experience of these two individuals serves the best interest of BCE and they make valuable contributions to the audit committee.

Bell Canada Enterprises Management proxy circular	23

TSX GUIDELINE

ALIGNED

OUR CORPORATE GOVERNANCE PRACTICES

RELATED SEC RULES
The related SEC rules require disclosure as to whether or not, and if not the reasons why, the audit committee is comprised of at least one member who is a financial “expert” as defined in such related SEC rules.

The board has determined that the audit committee includes at least one financial expert, its Chairman, Mr. T.C. O’Neill.

SARBANES-OXLEY ACT, RELATED SEC RULES AND CANADIAN RULES
The Sarbanes-Oxley Act, the related SEC rules and the Canadian rules address the engagement of auditors as well as a pre-approval process for all non-audit services.

The auditor independence policy and the audit committee’s written charter govern all aspects of BCE’s relationship with the external auditors. The audit committee is responsible for setting the policy, approving recommendations for changes and making sure that management complies with it.
      The auditor independence policy includes a process for:

  determining whether various audit and other services provided by the external auditor affect its independence identifying the services that the external auditor may and may not provide (such as prohibited vs permitted services)
  pre-approving all services to be provided by the external auditor establishing guidelines for engaging former employees of the external auditor (as a separate policy).

     Please see audit committee report for more information. The auditor independence policy can be found in the governance section of our website at www.bce.ca.

CANADIAN RULES
The Canadian rules will require, starting next year, certain specific information with respect to public companies audit committees to be disclosed in the Annual Information Form and to include in the management proxy circular a cross-reference to the sections of the Annual Information Form which contain the required disclosure.	We are voluntarily providing this disclosure on our audit committee. See Schedule 1 of BCE’s annual information form for the year ended December 31, 2004 (BCE 2004 AIF). The BCE 2004 AIF can be found in the Investors section of our website at www.bce.ca.

13.

The board should implement a system to enable an individual director to engage an outside advisor, at our expense, in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The board and each committee may hire outside advisors at our expense. Individual directors may also hire outside advisors if it is appropriate and the CGC approves it.

24	Bell Canada Enterprises Management proxy circular

Management resources and compensation committee report

The purpose of the MRCC is set forth in its written charter which is available in the governance section of our website at www.bce.ca. Under its charter, the MRCC assists the board in the:

  compensation
  nomination
  evaluation
  succession
of officers and other management employees.
     The MRCC also assists the board in the oversight of BCE’s health and safety policies and procedures.
     The first part of this report tells you how the MRCC is managed and how it makes sure that BCE’s strategies for management resources in general, and executive compensation in particular, are consistent with its business plan.
     The second part of this report tells you how non-management directors and certain executive officers are compensated.

About the management resources and compensation committee

The MRCC met five times in 2004, including time without management, as appropriate. The MRCC communicates regularly and directly with BCE’s officers.
     The MRCC reviewed and reported or made recommendations to the board on the following items in 2004 and up to the date of this management proxy circular:

  the appointment or resignation of officers and the terms of these changes to ensure that they are appropriate in relation to both external and internal benchmarks its review of major organizational changes with the President and Chief Executive Officer its review, and recommendation for approval by the independent directors of the board, of the President and Chief Executive Officer’s performance and the terms of his compensation its review with the President and Chief Executive Officer of the performance of the other officers and the terms of their compensation its review with the President and Chief Executive Officer of the BCE group’s management resources for succession planning the administration of benefit plans (excluding pension plans which are overseen by the pension fund committee, see Pension fund committee report)
  its review of the share ownership requirements for executives and the establishment of interim measures to ensure those share ownership requirements are applied its review of BCE’s executive compensation policy and, in particular, the series of changes to the compensation policy in 2004, as previously discussed in the 2004 management proxy circular and as further detailed in this report under Executive officers’ compensation its review of this report on the compensation of directors and executive officers its review of the health and safety procedures and compliance with respect to the health and safety policies.
     The MRCC also carried out an annual evaluation of its performance with the CGC, including the review of the adequacy of its charter.
     Finally, the MRCC reports regularly to the board on its activities.

Directors’ compensation

BCE’s objective is to ensure that the membership of our board is of the highest quality, with an extensive and relevant breadth of experience. As a result, the directors’ compensation program is designed to attract and retain high quality individuals to serve on the board and its committees and to align the interests of directors with those of BCE’s shareholders. BCE’s objective is to provide adequate compensation in light of the risks and responsibilities of being an effective director. The board sets the compensation of non-management directors based on the CGC’s recommendations. Any director who is also an employee of BCE, or any of its subsidiaries, does not receive any compensation as a director.

CASH COMPENSATION

Directors receive annual fees and do not receive additional retainers or attendance fees. The table below shows the annual fee for each position. The fees are paid quarterly.

POSITION	ANNUAL FEE

Non-management directors who live in Canada and future directors who live outside of Canada	$150,000

Two non-management directors who live outside of Canada and who were members of the board when the annual flat fee arrangement was approved in November 2002 (Mr. J.H. McArthur and Mr. R.C. Pozen)	US$150,000

Chair of the board, who also currently serves as Chair of the board of Bell Canada with no additional compensation	$300,000

Chair of the audit committee, who also currently serves as Chair of Bell Canada’s audit committee with no additional compensation	$225,000

Bell Canada Enterprises Management proxy circular	25

Directors’ share unit plan

The Share unit plan for non-employee directors (1997) serves to more closely link the interests of the non-management directors to those of BCE’s shareholders.
     Each non-management director receives his or her compensation in the form of share units. One share unit is equal in value to one BCE common share and each director accumulates share units until he or she reaches the minimum share ownership requirement of 10,000 BCE common shares or share units. Once the director reaches this minimum requirement, he or she can choose how much, if any, of his or her compensation will be paid in share units.
     Each director has an account where share units are credited and held until the director leaves the board. The number of share units credited to each director’s account is calculated by dividing the amount of the payment by the BCE common share price on the day the credit is made.
     Holders of share units are credited additional units that are equal to the dividends on BCE’s common shares. Additional share units are credited to each non-management director’s account on each dividend payment date. The number of share units is calculated using the same rate as the dividends paid on BCE common shares.
     When a director retires from the board, BCE will buy the same number of BCE common shares on the open market as the number of share units the director holds in the plan, after deducting the appropriate tax. These shares are then delivered to the former director.

Compensation of directors of subsidiary boards

BCE’s non-management directors are also directors of some of its subsidiaries. The flat fee discussed above (see Cash compensation) also compensates non-management directors for their services as directors of subsidiaries whose common shares are not publicly traded, such as Bell Canada. As a result, only those directors who sit on boards of subsidiaries whose common shares are publicly traded (public subsidiaries) receive additional compensation.
     During all or part of 2004, the non-management directors who served as directors of public subsidiaries of BCE at the time were:

  Mr. J.H. McArthur, who was a director of Emergis Inc. and some of its subsidiaries until June 15, 2004 (when Emergis Inc. ceased to be a subsidiary of BCE)
  Mr. V.L. Young, who was a director of Aliant Inc. and some of its subsidiaries during all of 2004.

     These directors received regular director fees from these companies according to their rates for non-management directors. The following table shows the compensation these companies paid to these directors during their terms as directors in 2004.

	ALIANT INC.	EMERGIS INC.

Annual retainer [1]
board	$35,000	$20,000
committees	$3,000	$1,000
Attendance fees
board	$1,500	$1,000
committees	$1,500	$1,000	[2]

1	All or part of the annual retainer and fees may have been paid in share units under share unit plans of Aliant Inc. or Emergis Inc.
2	The fee for attending an audit committee meeting of Emergis Inc. was $1,500.

Minimum share ownership requirement

Non-management directors must own at least 10,000 BCE common shares or share units. They must meet this requirement within five years of being elected to the board or November 26, 2002 (when this requirement was adopted), whichever is later.
     The board believes that the current share ownership requirement continues to effectively link the interests of the non-management directors to those of the shareholders.

Executive officers’ compensation

REPORT ON EXECUTIVE COMPENSATION
The executive compensation policy is designed to attract, motivate and retain the executive officers needed to achieve and surpass BCE’s corporate objectives and to build a company that leads the industry in terms of operational performance and creation of value for our shareholders.
     Our compensation philosophy is to offer total compensation that is competitive in the marketplace. To complement this market positioning, we also ensure (for internal equity) that the compensation of each position fairly reflects the responsibilities of that position compared to other positions at BCE.
     A substantial portion of every executive officer’s cash compensation each year is based on meeting annual corporate performance objectives. In addition, BCE has in place mid-term and long-term incentive programs. These are mainly in the form of restricted share units and stock options that are designed to:

  compensate and retain executive officers
  link the executive officers’ interests to those of the shareholders encourage executive officers to pursue value-creating opportunities for BCE by allowing them to participate in the appreciation of share value.

     We periodically review our executive compensation policy to make sure that it continues to meet our objectives. This review also includes a specific review of the compensation of the President and Chief Executive Officer and of the executive officers. In this document, executive officers whose compensation is disclosed in the Summary compensation table are referred to as the “named executive officers”.
     In 2003, in light of the evolving internal and external environments, we conducted a comprehensive review of our executive com-

26	Bell Canada Enterprises Management proxy circular

pensation policy. Following this review, we recommended changes to the compensation policy which were approved by the board in November 2003. The changes to the compensation policy were introduced early in 2004, creating an even stronger link between executive compensation and BCE’s mid-term and long-term operational and financial success. These changes are highlighted throughout this report.

TOTAL COMPENSATION
In 2004, total compensation consisted of:

  base salary
  annual short-term incentive awards
  mid-term incentive awards
  long-term incentives, and
  benefits and perquisites, including pension benefits, described under Other compensation information.

     As part of the revised compensation policy introduced in 2004, the positioning of total compensation was increased from the 50th percentile to the 60th percentile of compensation paid by the group of companies that BCE compares itself against (comparator group). Paying at the 60th percentile of the comparator group means that 40% of the companies in the comparator group pay more than BCE and 60% pay less for similar positions. This allows BCE to attract and retain high-performing executives.
     Base salary remains positioned at the 50th percentile (median), while the annual short-term incentive was increased from the median to the 75th percentile. This further reinforces the importance of meeting annual financial targets. The other components of total compensation are used to bring overall compensation of the various executive officers to the 60th percentile. This reflects our objective to put more emphasis on pay for performance.
     Starting in 2004, we reduced the value of the long-term incentive plans under which stock options are granted to account for the introduction of a new mid-term incentive plan under which Restricted Share Units (RSUs) are granted. We also introduced performance vesting for stock options granted in 2004. For more information on key features of these plans, see Mid-term incentive plan and Long-term incentives.
     We did not assign specific weightings to any element of the total compensation other than the positioning of base salary, short-term incentive and total compensation value to the market.
     The comparator group for 2004 consists of 43 publicly traded Canadian and U.S. companies. The companies in the comparator group were selected based on one or more of the following criteria: telecommunications/high technology, strategic use of technology, most admired companies and revenues. This is the same comparator group that was used in 2003.
     Please see Other compensation information – Executive compensation table for more information on compensation paid to the named executive officers over the past three years.

BASE SALARY
We determine the base salary of each executive officer within a salary range to reflect individual performance and responsibilities related to the position. The mid-point of the salary range corresponds to the median of the comparator group for similar positions. The minimum for the salary range is 20% below the mid-point and the maximum is 20% above.

ANNUAL SHORT-TERM INCENTIVE AWARDS
 The short-term incentive program is designed to support the achievement of corporate objectives and reward executive officers based on BCE’s success. To recognize the increased focus of BCE’s senior executives on Bell Canada, BCE’s core asset, we decided that all short-term incentive awards for executive officers would have their corporate performance factor based on Bell Canada’s results. In 2004, the following components of Bell  Canada’s performance were used for setting short-term incentive awards:

  EBITDA1 (45%)
  revenue2 (25%)
  and customer satisfaction3 (30%)

     This resulted in a Bell Canada corporate performance factor of 59%. EBITDA targets set for executives were more aggressive than targets set for non executive employees.
     We determine the annual short-term incentive awards by taking both the corporate performance and the executive officer’s individual contribution into consideration.
     In 2004, the individual contribution was evaluated based on the achievement of objectives (results) and demonstration of leadership behaviour required to drive BCE’s success (leadership attributes). The individual performance factor may vary between 0 and 200%.
     Each year, we set target values for the awards. In 2004 the target awards ranged from 40% of base salary for the lowest eligible officer’s position to 125% of base salary for the President and Chief Executive Officer. The lowest target for the named executive officers was 75% of base salary.
     On the basis of the above factors, we determine the size of the annual short-term incentive awards. Awards are calculated based on the product of the target award, the corporate performance factor and the individual performance factor. The maximum payout is two times the target award. In most cases, awards granted for a year are paid at the beginning of the following year.

1	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans credit (cost) and restructuring and other charges. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income.
2	Represents the total value of products and services sold.
3	For 2004, Bell Canada determined a Customer Value Index (CVI) by conducting telephone interviews every month with customers of all its business units. To determine the CVI, customers rank Bell Canada value using a 10 point scale ranging from very high (10) to very low (1). Performance is determined by the percentage of survey participants who give Bell Canada positive response (a score of 7 or more).

Bell Canada Enterprises Management proxy circular	27

     Executive officers who are eligible to participate in the BCE share unit plan for senior executives and other key employees (1997) (deferred share unit plan) or in the employees’ profit sharing plan can choose to have up to 100% of their annual short-term incentive award paid in deferred share units (DSUs) under the deferred share unit plan or contributed to the employees’ profit sharing plan. They must decide how they wish to receive their award by the end of the year in which the award is earned. Please see Deferred share unit plan for more information. Executive officers who choose to have their incentive awards contributed to the employees’ profit sharing plan will be taxed for the year the contribution was made. Taxes will need to be paid by the time they file their income tax return for that year.
     Awards in the form of DSUs can be used as a means to achieve mandatory share ownership levels described under Share ownership requirements.

MID-TERM INCENTIVE PLAN
 We may grant to BCE executive officers and other key employees, and those of certain of BCE’s subsidiaries, restricted share units (RSUs). The RSU plan is designed to more closely link the compensation of the executives with the achievement of operating objectives that are key in supporting the overall business strategy.
     RSUs are granted for a given performance period based on position and level of contribution.
     At any time, the value of one RSU is equal to the value of one BCE common share. RSUs vest according to the vesting schedule relating to the performance period for the award. Under the vesting schedule, RSUs vest over time, provided operating objectives are met. RSUs that are granted during a given performance period will be subject to the same vesting rules and operating objectives attached to the performance period.
     Dividend equivalents in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equal in value to the dividend paid on BCE common shares. These additional RSUs are subject to the same vesting schedule that applied to the original grant of RSUs.
     At the end of the performance period, we assess the actual performance against pre-set objectives to determine the percentage of RSUs that will become vested (vesting percentage). RSUs become vested on the date the board confirms the vesting percentage. All unvested RSUs as of that date are forfeited. If an employee participating in the plan is terminated, he or she must have participated in at least half of the performance period to be entitled to receive his or her vested RSUs.
     Participants may choose to receive their payment of RSUs in cash, in BCE common shares, or a combination of both. We may, however, determine that all or a portion of a participant’s RSUs is to be paid out in BCE common shares if he or she has not met the minimum share ownership requirements described under Share ownership requirements. Payment in cash is calculated based on the number of vested RSUs in the participant’s account (after withholding taxes and any other deductions) times the percentage chosen for payment in cash times the market value of a BCE  common share on the day before the board confirms the vesting percentage. For payment in BCE shares, BCE will buy a number of BCE shares on the open market equal to the number of vested RSUs chosen to be taken in BCE common shares less withholding taxes and any other deductions.
     For more information on the vesting schedule of the RSUs granted for the two-year performance period from January 1, 2004 to December 31, 2005 (2004-2005 RSUs), see the table under Other compensation information – Mid-term incentive plan.

LONG-TERM INCENTIVES

STOCK OPTIONS
We may grant to BCE executive officers and other key employees as well as those of certain BCE subsidiaries, options to buy BCE common shares under stock option plans.1 Under the BCE Inc. Long-Term Incentive (Stock Option) Program (1999), not more than 50% of the BCE common shares covered by options under the plan may be granted to insiders (as defined in the Plan) who participate in it. We may recommend special grants of stock options to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. We may also determine, within the parameters of the stock option plans (see Amendments section) and subject to board approval, the terms and conditions of each grant. The number of outstanding options held by an employee is not taken into account when determining if and how many new options are awarded to him or her.
     The exercise price is the price at which a common share may be purchased when an option is exercised. The exercise price2 is at least equal to the market value of a BCE common share on the day before the grant goes into effect, except under certain circumstances. However, we may set a higher exercise price when we grant the option. Or, we may set a lower exercise price to maintain the economic position of the option holder. This may only be the case when an option to acquire shares of one of BCE’s subsidiaries or of a company that BCE is acquiring is converted into an option to acquire BCE common shares. The lower price would be subject to any required regulatory approval.
     In 2004, as part of our new compensation policy, we decided to reduce the use of stock options that vest solely over time (time vesting options) and introduced a performance component to the vesting schedule of options granted. We also determined that these options would be Front-loaded meaning that options are granted at the beginning of a performance period or later in the period when someone is hired or promoted, for the entire performance period.

1	Three (3) stock option plans are in place: the BCE Inc. Long-Term Incentive (Stock Option) Program (1985), the BCE Inc. Long-Term Incentive (Stock Option) Program (1999) and the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000). All such plans are substantially similar in their terms and, unless specifically noted where material differences exist, this section refers to the terms of the 1999 Stock Option Program.
2	In the BCE Inc. Replacement Stock Option (Plan of Arrangement 2000), the exercise price was set in direct relation to the value of the optionee’s existing options immediately prior to the effective date of the 2000 Arrangement and this was in connection with the spin-off of Nortel by BCE in 2000.

28	Bell Canada Enterprises Management proxy circular

Performance vesting options granted in 2004 have a performance period of January 1, 2004 to December  31, 2006 and are called the 2004-2006 Front-loaded options.
     The 2004-2006 Front-loaded options1 were granted to all executives in 2004 in lieu of annual grants of time vesting options.
     Under the terms of our stock option plans, the right to exercise an option accrues or “vests” by 25% a year for four years from the day of grant, unless we determine otherwise. In 2004, we determined that the vesting of the 2004-2006 Front-loaded options would be based on a combination of time and performance. The performance condition will be achieved if the BCE total shareholder return (BCE TSR) meets or exceeds the median total shareholder return (median TSR) of a group of 12 Canadian and U.S. publicly traded telecommunications companies. Subject to meeting the performance goal, 50% of the stock options will vest at the end of 2005 and 100% will vest at the end of 2006. For more information on the vesting schedule of 2004-2006 Front-loaded options, see the tables under Other compensation information – Stock options. Vesting can be accelerated in certain circumstances if there is a change of control of BCE or of a subsidiary as described under Change of control.
     The stock option plans provide that the term of any option may not exceed 10 years from the day it is granted. The term of the 2004-2006 Front-loaded options is six years. If the option holder retires, leaves the BCE group of companies, dies, or the company he or she works for is no longer part of the BCE group of companies, the term may be reduced according to the stock option plan under which it was granted or if we use our discretionary authority under the relevant plan as described under Amendments.
     Option holders will lose all of their unexercised options granted after 2001 if they engage in prohibited behaviour after they leave the BCE group of companies. This includes using BCE’s confidential information for the benefit of another employer. In addition, the option holder must reimburse BCE the after-tax profit realized on exercising any options during the twelve-month period preceding the date on which the unfair employment practice began.
     Prior to November 1999, some options were granted with related rights to special compensation payments (SCPs). SCPs are cash payments equal to the excess of the market value of the shares on the day of exercise of the related option over the exercise price of the option. SCPs, if any, are attached to options and are triggered when the options are exercised.
     Effective January 1, 2003, BCE adopted the fair value method of accounting for stock option compensation on a prospective basis. Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death.

Change of control of BCE
In 1999, we introduced special vesting provisions that will apply if there is a change of control. A change of control of BCE occurs when:

  another party acquires 50% or more of the outstanding securities of a class of voting or equity securities of BCE the composition of a majority of the BCE board changes for areason such as a dissident proxy solicitation
  BCE’s shareholders approve plans or agreements for disposing of all or substantially all of BCE’s assets, liquidating or dissolving BCE, or in certain cases, merging, consolidating or amalgamating BCE, or we determine that an event is a change of control.

     If there is a change of control of BCE and the option holder’s employment is terminated within 18 months of the change of control for a reason other than for cause or if the option holder terminates his employment for good reason, his or her unvested options can be exercised for a period of 90 days from the date of termination, or for a longer period that we may determine.

Change of control or partial change of control of Bell Canada or a designated entity
 Unvested options of an option holder who is employed in one of BCE’s business units, such as Bell Canada or another subsidiary that we identify as a “designated business unit”, will become exercisable if:

  BCE’s interest in the business unit or subsidiary falls below 50% but remains at least 20%, and the option holder’s employment is terminated within 18 months of the reduction for a reason other than for cause or if the option holder terminates employment for good reason.

     The option holder has up to 90 days from that day, or longer if we so determine, to exercise the options.
     If BCE’s interest in a designated business unit falls below 20%, option holders who are employed in that business unit may exercise all of their unvested options effective upon the earlier of:

  one year following the reduction in the interest, or
  the day the option holder was terminated.

     The option holder has up to 90 days from that day, or longer if we so determine, to exercise the options.

Termination clauses
The following provisions for early termination apply to stock options, unless we have, for specific circumstances, determined otherwise either at the time an option is granted or later, based on our discretionary authority under the relevant stock option plan. See Amendments for more information.
     All non-vested options are forfeited when an employee ceases to be employed by BCE or an applicable subsidiary. Participants have 30 days following their termination date (without exceeding the original option period) to exercise their vested options. At the end of the 30-day period or, as of the expiry date, all outstanding options are forfeited. The same provisions apply when someone dies except that the estate has 12 months instead of 30 days to exercise all vested options (without exceeding the original expiry date).
     When an employee retires, options granted after September 2000 continue to vest for three years after retirement. Participants have three years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the

1 Such grants were made under the BCE Inc. Long-Term Incentive (Stock Option) Program (1999).

Bell Canada Enterprises Management proxy circular	29

three-year period or, on the original expiry date if it is earlier, all outstanding options are forfeited.
     For options granted before September 2000 which are already vested, participants have five years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the five-year period or on the original expiry date if it is earlier, all outstanding options are forfeited.
     We have determined that the termination provisions applicable to the 2004-2006 Front-loaded options will be as follows:
     If an employee ceases to be employed before January 1, 2006, all options are forfeited on the date employment is terminated. If an employee ceases to be employed in 2006, vested options on the termination date can be exercised within 30 days. Unvested options are forfeited. If an employee ceases to be employed in 2006 and the vesting percentage established at the end of 2005 is 0%, 25% of the participant’s options will vest at the end of 2006 if the performance goal is met. The participants will have 30 days after the date the board confirms the vesting percentage to exercise vested options. Unvested options are forfeited. The same provisions apply if someone dies except that the estate has 12 months to exercise vested options. At the end of this period, all outstanding options are forfeited.
     If retirement occurs in 2004, two-thirds of the options are forfeited. If retirement occurs in 2005, one-third of the options are forfeited. No options are forfeited if retirement occurs in 2006. Options that are not forfeited upon retirement continue to vest for three years after the retirement date according to the vesting schedule. Participants have three years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of this period or, on the original expiry date if it is earlier, all outstanding options are forfeited.

Amendments
Under the discretionary authority granted to our committee in the relevant stock options plans,1 we may use such authority to depart from standard vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval. We may not, without shareholder approval, extend the term of any option beyond 10 years from the original date of grant.
     Our committee is also authorized to interpret the rules of the plans and effect non-material amendments including those of a housekeeping nature to the plans, without shareholder approval.

DEFERRED SHARE UNIT PLAN
The deferred share unit plan is designed to more closely link the interests of the executive officers to those of the shareholders. Deferred share units (DSUs) may be awarded to certain executive officers and other key employees and those of certain subsidiaries.
     DSUs have the same value as BCE common shares. The number and terms of outstanding DSUs are not taken into account when determining if DSUs will be awarded and how many DSUs will be awarded under the plan. DSUs vest immediately.
     Dividend equivalents in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equal in value to dividends paid on BCE common shares.
     Eligible executive officers can choose to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award goes into effect. These DSUs count towards the minimum share ownership requirements, which are described under Share ownership requirements.
     We may also grant special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives.
     Holders of DSUs may not redeem their DSUs while they are employed by a company of the BCE group. Once they leave the BCE group, BCE will buy a number of BCE common shares on the open market equal to the number of DSUs a participant holds in the plan, after deductions for applicable taxes. These shares are then delivered to the former employee.

SHARE OWNERSHIP REQUIREMENTS
BCE believes in the importance of substantial share ownership and has compensation programs designed to encourage share ownership by executive officers. A minimum share ownership level has been set for each position as a percentage of annual base salary:

  President and Chief Executive Officer – 500%
  Group Presidents and heads of major lines of business – 300%
  other officers – 200%.

     These officers must meet their target within five years (5-year target) with the objective that 50% of their target will be reached within 3 years (3-year target). The 5-year target must be reached by April 2006, or within five years of when they were hired or promoted if it was after April 1, 2001. Share ownership requirements also apply to all Vice-Presidents with a target of 100% of annual base salary.
     Shares or DSUs received under the following programs can be used to reach the minimum share ownership level:

  deferred share unit plan, described under Deferred share unit plan employees’ savings plan, described in Other compensation information – Executive compensation table, footnote (7)
  shares acquired and held by exercising stock options granted under BCE’s stock option plans, described under Long-term incentives, and shares received upon payment of restricted share units, described under Mid-term incentive plan

     As part of our new compensation policy, concrete measures are taken if the 3-year target or the 5-year target is missed. These measures include, but are not limited to, the payment of a portion of the short-term annual incentive award in DSUs and, when BCE stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the net financial gain resulting from the exercise. These measures remain in effect until the target is reached.

1 See footnote 1 on page 28.

30	Bell Canada Enterprises Management proxy circular

CHIEF EXECUTIVE OFFICER’S COMPENSATION
When Mr. Sabia was appointed President and Chief Executive Officer in 2002, he asked that his current and future base salary and incentive compensation be adjusted to place more weight on variable (at risk) compensation. As a result, we reduced the mid-point of the salary range for the Chief Executive Officer from the median of the comparator group to 90% of that value. At the same time, we increased the target value of the annual short-term incentive from 100% to 125% of base salary to preserve the alignment of the total cash compensation.
     We determined, based on Mr. Sabia’s request, to keep his annual salary for 2004 at $1 million, which is the same level as his annual salary in 2003. His current salary corresponds to the minimum of the salary range for the President and Chief Executive Officer position.
     We evaluate at the beginning of each year the performance of the CEO for the preceding year based on his contribution to the:

  financial performance of BCE compared to financial targets set at the beginning of the year progress of BCE in reaching its strategic objectives
  development of the executive team and succession planning
  maintenance of BCE’s leadership in the telecommunications industry.

     The board believes that the company made considerable progress in 2004 – especially with respect to the resolution of important labour negotiations, the development and implementation of the Galileo initiative and the company’s accelerated transition to Internet Protocol and a new generation of services. The board is of the view that Mr. Sabia has made a particularly substantial contribution to this progress. By virtue of this contribution, this committee recommended and the board awarded him a short-term incentive in the amount of $1,475,000 for the year 2004. However, given the disruption in customer service that occurred in 2004 as a result of the implementation of the new wireless billing system and Mr. Sabia’s belief in the final accountability of the CEO, he has declined payment.
     As President and Chief Executive Officer, Mr. Sabia received a grant of 100,604 RSUs in February 2004 which covers the two-year performance period of January 1, 2004 to December 31, 2005. Mr. Sabia also received a grant of 300,000 2004-2006 Front-loaded options in February 2004 which covers the three-year performance period of January 1, 2004 to December 31, 2006.
     In 2004, we approved the purchase of an additional $10 million of life insurance in Mr. Sabia’s name. The annual premium for this additional life insurance is $19,721. We did not make any changes to Mr.  Sabia’s pension arrangements in 2004.

COMPENSATION POLICY OF SUBSIDIARIES
Bell Canada’s compensation policy is the same as BCE’s. The board approved the recommendations of Bell Canada for grants of BCE options and RSUs to Mr. Blouin and Mr. Wetmore in 2004.

COMPOSITION OF MRCC
The MRCC currently consists of five unrelated and independent directors: Mr. R.J. Currie (Chair), Mr. R.A. Brenneman, Mr. A.S. Fell, Mr. J.H. McArthur and Mr. V.L. Young. Mr. P.M. Tellier was Chair of the MRCC until May 26, 2004 and Mr. B.M. Levitt was a member until the same date.

Conclusion

Over the past few years, BCE and Bell Canada have realigned their structure and business strategy to deliver on the changing competitive landscape and customer needs. In 2004, a new redesigned executive compensation policy was put in place to ensure close alignment and support with the company’s direction and strategic objectives. The policy was designed to promote greater individual accountability and higher levels of performance while linking a large part of executive officers’ compensation to the achievement of corporate performance objectives and the creation of shareholder value. As well, more emphasis was placed on variable compensation through the use of three different compensation vehicles – short-term, mid-term and long-term incentive plans.
     In our view, the total compensation of the named executive officers for 2004 was appropriate in supporting the business strategy and very competitive in the marketplace with the exception of the CEO and it is the intention of this committee to correct the situation in the short term.
     We believe that compensation must reflect corporate performance. As a result, the annual short-term incentive award for the named executive officers was based on a corporate performance factor of 59% because the corporate objectives were not fully achieved.
     Overall, we are confident that our approach to compensation has allowed BCE to attract, motivate and retain executive officers whose type of leadership is considered essential for success now and in the future, and align their interests with those of our shareholders.

Report presented March 1, 2005 by:

R.J. Currie, Chair
R.A. Brennem
A.S. Fell
J.H. McArthur
V.L. Young

Bell Canada Enterprises Management proxy circular	31

Other compensation information

This section describes how the named executive officers are compensated, their pension arrangements and termination and other employment arrangements.

Executive compensation table

Compensation information for 2004, 2003 and 2002 for the President and Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers other than the President and Chief Executive Officer and the Chief Financial Officer (our named executive officers) in 2004 is presented in the following table.

SUMMARY COMPENSATION TABLE

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION

					SECURITIES UNDER OPTIONS OR (SARS) GRANTED	SHARES OR UNITS SUBJECT TO RESALE RESTRICTIONS	LONG-TERM INCENTIVE PLAN (LTIP) PAYOUTS

				OTHER ANNUAL COMPENSATION				ALL OTHER COMPENSATION
Name and principal position	YEAR	SALARY	BONUS
		($)	($)	($)	(#)	(#)	($)	($)
(1)				(3)	(4)	(5)	(6)	(7)

MICHAEL J. SABIA President and Chief Executive Officer, BCE Chief Executive Officer, Bell Canada	2004	1,000,000	(2)	33,006	300,000	(2)	–	180,595

	2003	1,000,000	–	12,788	525,000	41,918 deferred share units based on $1,250,000	–	29,574

	2002	931,667	–	9,177	360,000	23,222 deferred share units based on $650,000	–	27,542

SIIM A. VANASELJA Chief Financial Officer, BCE and Bell Canada	2004	465,000	208,000	–	100,000	–	–	31,499

	2003	440,000	–	–	117,899	11,136 deferred share units based on $332,100	–	14,332

	2002	410,000	148,400	–	115,389	–	–	190,624

PIERRE J. BLOUIN Group President – Consumer Markets, Bell Canada	2004	671,667	379,170	–	150,000	1,454 deferred share units based on $42,130	–	39,706

	2003	585,134	177,200	131,651	120,000 40,000 (Emergis)	19,032 deferred share units based on $552,960	215,040	19,601

	2002	483,805	155,320	22,684	130,000 230,000 (Emergis)	449 deferred share units based on $12,580	–	105,096

WILLIAM D. ANDERSON President, BCE Ventures	2004	557,500	500,000	792,162	90,000	–	–	25,871

	2003	545,000	408,800	–	136,299	–	–	14,104

	2002	530,000	267,120	–	150,000	–	–	13,733

STEPHEN G. WETMORE Executive Vice-President, BCE Group President – National Markets, Bell Canada	2004	617,000	355,000	–	110,000	–	–	66,755

	2003	614,167	231,400	–	181,860	–	494,800	497,511

	2002	591,731	146,700	61,154	395,000 60,832 (Aliant)	–	–	652,147

32	Bell Canada Enterprises Management proxy circular

(1)	MR. SABIA was appointed Executive Vice-President of BCE and Vice-Chairman of Bell Canada on July 3, 2000. On December 1, 2000, he was appointed President of BCE while maintaining his responsibilities at Bell Canada. On March 1, 2002, he became President and Chief Operating Officer of BCE and Chief Operating Officer of Bell Canada. He became President and Chief Executive Officer of BCE on April 24, 2002 and Chief Executive Officer of Bell Canada on May 2, 2002. The board determined his compensation for 2004 according to our compensation policies. We paid his total compensation, but charged 75% of it to Bell Canada for services provided to Bell Canada.. The main terms of his employment with us are described under Pension arrangements and Termination and other employment arrangements.
MR. VANASELJA was appointed Chief Financial Officer of BCE on January 15, 2001 and also Chief Financial Officer of Bell Canada on December 13, 2003.
MR. BLOUIN was President and Chief Executive Officer of Bell Mobility Inc., a subsidiary of Bell Canada, between January 27, 2000 and March 1, 2002. In addition to his role at Bell Mobility Inc., he was Executive Vice-President at BCE from March 1, 2002 until his appointment as Chief Executive Officer of Emergis on May 13, 2002. On May 14, 2003, he was appointed Group President – Consumer Markets of Bell Canada. Emergis paid his compensation from May 2002 to May 2003, according to its compensation policy. Emergis is no longer a BCE subsidiary or affiliated company as of June 2004. His 2004 compensation was paid by Bell Canada according to its compensation policy.
MR. ANDERSON was appointed President, BCE Ventures on January 15, 2001. In addition to his role at BCE Ventures, he also served as Chief Executive Officer of Bell Canada International during all of 2004. His compensation for 2004 was paid by BCE according to our compensation policies. We paid his total compensation, but charged 100% of it to BCE Ventures. The main terms of his employment with us are described under Termination and other employment arrangements.
MR. WETMORE was appointed Vice-Chairman, Corporate of Bell Canada on March 1, 2002 and also Executive Vice-President of BCE on May 2, 2002. On June 1, 2003, he was appointed Executive Vice-President of Bell Canada while maintaining his responsibilities at BCE. In addition to his role at BCE, he became Group President – National Markets of Bell Canada on November 10, 2003. Prior to March 1, 2002, he was President and Chief Executive Officer of Aliant, a subsidiary of Bell Canada. His 2004 compensation was paid by Bell Canada according to its compensation policy. The main terms of his employment with Bell Canada are described under Pension arrangements and Termination and other employment arrangements.
(2)	The board believes that the company made considerable progress in 2004 – especially with respect to the resolution of important labour negotiations, the development and implementation of the Galileo initiative and the company’s accelerated transition to Internet Protocol and a new generation of services. The board is of the view that Mr. Sabia has made a particularly substantial contribution to this progress. By virtue of this contribution, the MRCC recommended and the board awarded him a short-term incentive in the amount of $1,475,000 for the year 2004. However, given the disruption in customer service that occurred in 2004 as a result of the implementation of the new wireless billing system and Mr. Sabia’s belief in the final accountability of the CEO, he has declined payment.
(3)	This column does not include an amount for perquisites and other personal benefits if they total less than $50,000 or 10% of the total of the annual salary and bonus, which is the disclosure threshold set by the laws that apply to us. Other types of annual compensation are disclosed in this column, as described below.
For MR. SABIA, this includes in 2004 an amount of $18,363 for payment of taxes on an additional life insurance policy of $10 million in his name.
For MR. BLOUIN, this includes a special compensation payment (SCP) of $120,689 triggered by the exercise of options in 2003. Please see Long-term incentives for details. For 2002, this includes $16,284 paid in lieu of vacation.
For MR. ANDERSON, this consists of a special compensation payment (SCP) of $792,162 triggered by the exercise of options in 2004. Please see Long-term incentives for details. For MR. WETMORE, this consists of $61,154 that Aliant paid to him in lieu of vacation in 2002.
For MR. WETMORE, this consists of $61,154 that Aliant paid to him in lieu of vacation in 2002.
(4)	All options granted in 2004 are 2004-2006 Front-loaded options granted under BCE’s stock option plans. This column also includes options granted by Emergis to MR. BLOUIN in 2003 and by Aliant to MR. WETMORE in 2002. Please see Long-term incentives and the tables under Stock options for details.
In 2002, MR. BLOUIN received the following grants of stock options under the Emergis share option plan:
  a hiring grant of 130,000 options
  an advance grant of 20,000 options, which represents the target portion of the 2003annual stock option grant a special grant of 80,000 options as a retention incentive. These options will vest after three years from the date of grant.

In 2003, MR. BLOUIN also received 40,000 options under the Emergis share option plan. When MR. BLOUIN left Emergis, the original expiry dates of all his Emergis options were changed to May 14, 2006. Options continue to vest until this date as long as MR. BLOUIN remains employed by Bell Canada, BCE or one of its subsidiaries. The sale by BCE of its interest in Emergis did not impact the vesting terms of MR. BLOUIN’s options. On June 30, 2004 Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital to its shareholders. As a result, in accordance with the terms of the Emergis plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. This amount was based on a calculation agreed upon between Emergis and the TSX.
In 2002, MR. WETMORE received a hiring grant of 170,000 options and a special grant of 225,000 options. The special grant was to recognize a valuable contribution and important future challenges. These options vest at 20% a year for five years. Options were also granted under Aliant’s stock option plan in 2002. Aliant’s normal vesting schedule applies to all of his unvested Aliant options.
We do not grant freestanding stock appreciation rights (SARs) under our stock option plans.

(5)	DSUs have the same value as BCE common shares. The number of DSUs awarded was calculated using the closing price of BCE common shares on the TSX on the day before the award of DSUs was effective. The dollar amount included in this table is the pre-tax value of the DSUs on the day the award was effective. This column includes DSUs granted as payment of the annual short-term incentive award. For 2003, this column also includes DSUs granted as payments made under the two-year capital efficiency incentive plan of Bell Canada for MR. VANASELJA and MR. BLOUIN. The two-year capital efficiency incentive plan expired in 2003. For more information on this plan please see BCE’s 2004 management proxy circular filed with Canadian securities regulatory authorities. Additional DSUs are credited to each named executive officer’s account on each BCE common share dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on our common shares. Please see Deferred share unit plan for details. RSUs are not included in this column, See Mid-term incentive plan for further details.
The table below shows the total number of DSUs that each named executive officer held and their value at December 31, 2004, based on a BCE common share price of $28.92 at year-end. The total number of DSUs shown excludes DSUs granted in 2005 as payment of the 2004 annual short-term incentive award which are disclosed in the Summary compensation table.

	AT DECEMBER 31, 2004
NAME	TOTAL NUMBER OF	TOTAL VALUE
	DSUS HELD	$

Michael J. Sabia	121,521	3,514,401
Siim A. Vanaselja	19,552	565,453
Pierre J. Blouin	21,491	621,528
William D. Anderson	2,859	82,707
Stephen G. Wetmore	–	–

Bell Canada Enterprises Management proxy circular	33

Since December 31, 2004, MR. SABIA received DSUs credited in lieu of dividends on January 15, 2005, for a total number of DSUs currently held of 122,740, as shown on page 10.
(6)	For 2003, this includes amounts payable under the two-year capital efficiency incentive plan of Bell Canada for MR. BLOUIN and MR. WETMORE. The two-year capital efficiency incentive plan expired in 2003. We have not reported an amount for MR. SABIA because he declined payment of $1,437,500 that he was entitled to receive under the two-year capital efficiency incentive plan. For more information on this plan, please see BCE’s 2004 management proxy circular filed with Canadian securities regulatory authorities.
(7)	For all the named executive officers, amounts in this column include company contributions under the BCE employees’ savings plan. For MR. BLOUIN, it also includes company contributions under the Emergis employee share purchase plan for the years 2002 and 2003.
Under BCE employees’ savings plan, when our employees and Bell Canada’s employees, including executive officers, use up to 6% of their base salary, short-term incentive awards and/or, for 2003, payment under the two-year capital efficiency incentive plan to buy BCE common shares, BCE or Bell Canada contributes $1 for every $3 that the employee contributes. Emergis’ plan is similar, but Emergis contributed $1 for every $2 that the employee contributed.
This column also includes payments for life insurance premiums for all of the named executive officers.
For MR. SABIA, it includes an amount of $19,721 for premiums paid in 2004 for an additional life insurance policy of $10 million in his name.
For MR. VANASELJA, it also includes a special cash award of $180,000 in 2002 to recognize an important contribution in supporting BCE actions taken regarding its investments and other issues during 2002.
For MR. BLOUIN, it also includes a $35,000 relocation allowance in 2002.

For MR. WETMORE, it also includes:

  $350,608 paid in 2003 and $600,000 paid in 2002 by Aliant as retention bonus awardedwhen Aliant was formed in May 1999
  $102,184 that Bell Canada paid in 2003 as a relocation allowance
  $22,218 that Aliant paid in 2002, which was the balance of a relocation allowance.

In 2004, this also includes the value of additional DSUs credited in lieu of dividends on BCE common shares represented by DSUs, except for MR. WETMORE who does not participate in the DSU plan. This represents an amount of $129,494 for MR. SABIA, $19,531 for MR. VANASELJA, $22,420 for MR. BLOUIN and $3,340 for MR. ANDERSON.

Mid-Term Incentive Plan

The following table illustrates potential future payouts to the participating named executive officers under the Restricted share unit plan established in 2004. For a description of the terms of the Plan, refer to Mid-term incentive plan.

RESTRICTED SHARE UNIT GRANTS DURING THE MOST RECENTLY COMPLETED YEAR

		ESTIMATED FUTURE PAYOUTS UNDER THE RESTRICTED SHARE UNIT PLAN NON-SECURITIES PRICE-BASED PLANS (1)

		RESTRICTED SHARE UNITS (RSUS)
	GRANTED	PERFORMANCE
	(#)	PERIOD	THRESHOLD	TARGET	MAXIMUM
NAME	(2)	(3)	#(4)	#(4)	#(4)

Michael J. Sabia	100,604	Jan. 1, 2004 to	50,302	100,604	100,604
		Dec. 31, 2005
Siim A. Vanaselja	40,242	Jan. 1, 2004 to	20,121	40,242	40,242
		Dec. 31, 2005
Pierre J. Blouin	50,302	Jan. 1, 2004 to	25,151	50,302	50,302
		Dec. 31, 2005
William D. Anderson	–	–	–	–	–

Stephen G. Wetmore	40,242	Jan. 1, 2004 to	20,121	40,242	40,242
		Dec. 31, 2005

(1)	Participants may choose to receive payment of RSUs in cash, in BCE common shares, or in a combination of both subject to meeting share ownership requirements. For payment in BCE common shares, BCE will buy a number of shares on the open market equal to the number of vested RSUs a participant holds in the plan after deductions for applicable taxes.
(2)	The 2004-2005 grant of RSUs is based on achieving operating objectives directly aligned to achieving strategic goals for each of the core business units of Bell Canada. Additional RSUs are credited to each named executive officer’s account on each BCE common shares dividend payment date. The number of additional RSUs is calculated using the same rate as the dividends paid on our common shares. Please see Mid-term incentive plan for details.
(3)	The performance period associated with the 2004-2005 grant of RSUs is from January 1, 2004 to December 31, 2005.

34	Bell Canada Enterprises Management proxy circular

(4)	Early in 2006, the results of each business unit over the two years ending December 31, 2005 will be evaluated by the MRCC and will translate into a specific vesting percentage for executives, including the named executive officers, in each business unit. The result for the corporate centre will be an average of the results of all business units and will also translate into a specific vesting percentage for executives, including the named executive officers, in the corporate centre.
The MRCC will base its recommendations to the board on the following vesting schedule:

RESULTS OF EACH BUSINESS UNIT	VESTING PERCENTAGE

100% of operating objectives are achieved	100%
90% - 99% of operating objectives are achieved	50%
<90% of operating objectives are achieved	0%

Amounts shown in the “threshold” column show the number of RSUs that will become vested at the end of the performance period assuming that between 90% and 99% of operating objectives are achieved. Amounts shown in the “target” and “maximum” columns show the number of RSUs that will become vested at the end of the performance period assuming that 100% of operating objectives are met.

Stock options

The table below shows grants of stock options made to each of the named executive officers under BCE’s stock option program for the financial year ended December 31, 2004.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

				MARKET VALUE OF SECURITIES UNDERLYING OPTIONS/ SARS ON THE DATE OF THE GRANT ($/SECURITY

		% OF TOTAL OPTIONS/ SARS GRANTED TO EMPLOYEES IN FINANCIAL YEAR				EXPIRATION DATE
	SECURITIES UNDER OPTIONS/SARS GRANTED (#)		EXERCISE OR BASE PRICE ($/SECURITY)

					)
NAME	(1) (2)	(2)	(3)	(3)

Michael J. Sabia	300,000	5.1%	$29.82	$29.82		Feb. 3, 2010
Siim A. Vanaselja	100,000	1.7%	$29.82	$29.82		Feb. 3, 2010
Pierre J. Blouin	150,000	2.5%	$29.82	$29.82		Feb. 3, 2010
William D. Anderson	90,000	1.5%	$29.82	$29.82		Feb. 3, 2010
Stephen G. Wetmore	110,000	1.9%	$29.82	$29.82		Feb. 3, 2010

(1)

The performance period of the 2004-2006 Front-loaded options is from January 1, 2004 to December 31, 2006. The vesting of the  2004-2006 Front-loaded options is based on the BCE total shareholder return (BCE TSR) meeting or exceeding the median total shareholder return (median TSR) of a group of 12 Canadian and U.S. publicly traded telecommunications companies. The performance will be evaluated at the end of 2005 and 2006:

  At the end of 2006 (end of third year of the performance period)
  50% of the 2004-2006 Front-loaded options will vest if the two-year BCE TSR meets or exceeds the two-year median TSR. Each TSR will be calculated over the same two-year period i.e., from January 1, 2004 to December 31, 2005. Options will remain vested even if the three-year median TSR is not met at the end of the third year.
  If the two-year median TSR is not met, the  2004-2006 Front-loaded options will remain unvested with another vesting opportunity at the end of the performance period (end of third year) as described below.
  At the end of 2006 (end of third year of the performance period)
  100% of the 2004-2006 Front-loaded options will vest if the three-year BCE TSR meets or exceeds the three-year median TSR. Each TSR will be calculated over the same three-year period i.e., from January  1, 2004 to December 31, 2006.

Each option granted under one of the BCE stock option plans covers one common share of BCE. No rights to SCPs were attached to options granted in 2004. Please see Long-term incentives for details.

(2)	These numbers represent stock options. No freestanding SARs are granted.
(3)	The exercise price of the stock options in this table is equal to the closing price of the common shares of BCE on the TSX on the day before the grant was effective.

Bell Canada Enterprises Management proxy circular	35

     The table below is a summary of all of the stock options that each of the named executive officers exercised under BCE’s stock option plans, the Aliant stock option plan and the Emergis share option plan in the financial year ended December 31, 2004. It also shows the total value of their unexercised options at December 31, 2004.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

						VALUE OF UNEXERCISED “IN-THE-MONEY” OPTIONS/ SARS AT DECEMBER 31, 2004
	SECURITIES ACQUIRED ON EXERCISE		AGGREGATE VALUE REALIZED	UNEXERCISED OPTIONS/SARS AT DECEMBER 31, 2004

NAME
			($)		(#)		($)
		(#)	(1)		(2)		(2) (3)

				EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE

Michael J. Sabia	BCE(4)	65,000	611,052	691,650	886,250	2,085,054	366,188
Siim A. Vanaselja	BCE	–	–	160,218	264,870	374,857	82,235
Pierre J. Blouin	BCE	–	–	267,041	331,409	256,988	50,400
Pierre J. Blouin	Emergis(5)	–	–	37,500	232,500	–	–
William D. Anderson	BCE	64,925	792,162	356,414	299,975	31,689	95,069
Stephen G. Wetmore	BCE	–	–	220,465	466,395	341,082	575,047
Stephen G. Wetmore	Aliant(6)	–	–	234,074	20,277	–	–

(1)	The total value realized is calculated using the closing price of a board lot of common shares of BCE, Aliant or Emergis, whichever applies, on the TSX on the day the options were exercised less the exercise price. It does not include SCPs. These appear under “Other annual compensation” in the Summary compensation table. Please see Long-term incentives for more information.
(2)	These numbers relate only to stock options. No freestanding SARs are granted.
(3)	An option is “in-the-money” when it can be exercised at a profit. This happens when the market value of the shares is higher than the price at which they may be exercised. The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE, Aliant or Emergis, whichever applies, on the TSX on December 31, 2004, less the exercise price of those options.
(4)	MR. SABIA has retained 16,713 BCE common shares which corresponds to the net financial gain resulting from the exercise of the 65,000 options just before the expiry date.
(5)	Emergis granted these options to buy its common shares under its share option plan. Options vest as to 25% after two years, 75% after three years and 100% after four years, except for 80,000 options granted in 2002 which vest after three years from the date of grant.
When MR. BLOUIN left Emergis, the original expiry dates of his options were changed to May 14, 2006. Options continue to vest until this date as long as MR. BLOUIN remains employed by Bell Canada, BCE or one of its subsidiaries.
The sale by BCE of its interest in Emergis did not impact the vesting terms of MR. BLOUIN’s options. On June 30, 2004 Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital to its shareholders. As a result, in accordance with the terms of the Emergis plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. This amount was based on a calculation agreed upon between Emergis and the TSX.
(6)	Aliant has a stock option plan that is almost the same as BCE’s, except that the options vest at 33 1/3% a year for three years from the day of the grant. As President and Chief Executive Officer, MR. WETMORE participated in Aliant’s stock option plan until the end of February 2002 and still had outstanding options in that plan as of the end of 2004.

36	Bell Canada Enterprises Management proxy circular

ADDITIONAL INFORMATION WITH RESPECT TO SECURITY-BASED COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION

			NUMBER OF SECURITIES
			REMAINING AVAILABLE FOR
			FUTURE ISSUANCE UNDER
	NUMBER OF SECURITIES	WEIGHTED-AVERAGE	EQUITY COMPENSATION
	TO BE ISSUED UPON	EXERCISE PRICE OF	PLANS (EXCLUDING
	EXERCISE OF OUTSTANDING	OUTSTANDING OPTIONS,	SECURITIES REFLECTED
	OPTIONS, WARRANTS AND RIGHTS	WARRANTS AND RIGHTS	IN COLUMN (A))
PLAN CATEGORY	# (A)	$ (B)	# (C)

Equity compensation plans approved by securityholders	1,858,437	17	2,294,209
Equity compensation plans not approved by securityholders[1]	26,623,242	33	36,256,331	(2)
Total	28,481,679	32	38,550,540

(1)	The material features of the BCE Inc. Long-Term Incentive (Stock Option) Program 1999 are provided in section Stock Options and the material features of the Employees’ Savings Plans 1970 and 2000 are provided in the section Employees’ Savings Plans.
(2)	This number includes 13,513,812 BCE common shares issuable pursuant to employee subscriptions under the Employees’ Savings Plan (1970).

     The following table sets the number of securities issued and issuable under each of the Corporation’s security based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of outstanding BCE common shares as at December 31, 2004.

	COMMON SHARES ISSUABLE[1]		COMMON SHARES ISSUED TO DATE		COMMON SHARES UNDER OUTSTANDING OPTIONS

	#	% (2)	#	% (2)	#	% (2)

BCE Inc. Long Term Incentive (Stock Option) Program 1985	2,294,209	0.2%	4,310,395	0.5%	–	–
BCE Inc. Long Term Incentive (Stock Option) Program 1999	49,365,761	5.3%	328,144	–	26,623,242	2.9%
BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000)	1,117,614	0.1%	2,583,877	0.3%	1,117,614	0.1%
Teleglobe Stock Options	740,823	0.1%	3,803,183	0.4%	740,823	0.1%
Employee Savings Plans 1970 and 2000	13,513,812	1.5%	16,574,937	1.8%	n/a	n/a

(1)	This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options and BCE common shares remaining available for future grants of options and subscriptions under the Employees’ Savings Plans.
(2)	Outstanding BCE Common Shares as at December 31, 2004 = 925,935,682

Bell Canada Enterprises Management proxy circular	37

Employees’ savings plans (ESPs)1

ESPs are designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Each year, eligible employees who participate in the plans can choose to have up to a certain percentage of their annual earnings withheld through regular payroll deductions to buy BCE common shares. In some cases, the employer may also contribute up to a maximum percentage of the employee’s annual earnings to the plan. The number of shares which may be issued under the ESPs to any insider, within any one-year period, combined with the number of shares issued to such insider within the same one-year period under any stock option plan may not exceed 5% of all outstanding BCE common shares.
     Each participating company decides on its maximum contribution percentage. For BCE, employees can contribute up to 12% of their annual earnings. BCE contributes up to 2%.
     The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE shall be equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares could not be below the market price of the securities. All the shares have been purchased on the market in 2004, but we may issue shares from treasury from time to time to fill employee subscriptions. Upon termination of employment, participation in the ESPs ceases and the participant receives all the shares or the value of such shares in the participant’s account, excluding those purchased by contributions made by the participating company during the year of termination unless the participating company authorizes it. In instances of retirement or death, such entitlement to the company contribution is automatic. Participation in the ESPs is not assignable. Under the terms of the ESPs, we are authorized to interpret the rules of the plans and effect amendments, including those of a housekeeping nature to the plans, without shareholder approval.

Pension arrangements

All of the named executive officers participate in the BCE or Bell Canada non-contributory defined benefit pension plan. The BCE and Bell Canada plans are very similar. In addition, officers including the named executive officers enter into supplementary executive retirement agreements (SERPs).

SERPs
Named executive officers receive 1.5 year of pensionable service under SERPs for every year they serve as an officer of BCE, one of its subsidiaries or an associated company. Retirement eligibility is based on the executive officer’s age and years of service. The board may credit additional years of service towards retirement eligibility, pension calculation or both, through a special arrangement.
     In general, a named executive officer will receive SERP benefits when he or she reaches:

  at least age 55, and the sum of age and service is at least 85 at least age 60, and the sum of age and service is at least 80 age 65 and has 15 years of service.

     Pensions are calculated based on pensionable service and pensionable earnings.
     Pensionable earnings include salary and short-term incentive awards, up to the target value, whether they are paid in cash or DSUs. The one-year average of the named executive officers’ best consecutive 36 months of pensionable earnings is used to calculate his or her pension. There is a maximum limit on the amount of annual short-term incentive awards that can be included.
     A named executive officer may receive up to 70% of his or her average pensionable earnings as total pension benefits under the pension plan and SERP.
     Pensions are payable for life. Surviving spouses receive about 60% of the pension that was payable to the named executive officer.
     Named executive officers receive a retirement allowance equal to one year’s base salary when they retire. This is not included in their pensionable earnings.

1	Two ESPs are in place: The BCE Inc. Employees’ Savings Plan (1970) and the BCE Inc. Employee’s Savings Plan (2000). The ESP (2000) is not currently in use and thus, there are no accumulated shares currently issued under this plan. The terms of both plans are substantially similar.

38	Bell Canada Enterprises Management proxy circular

ESTIMATED ANNUAL PENSION BENEFITS
The table below shows the estimated annual pension benefits for various categories of pensionable earnings and years of pensionable service that would be payable under the pension plans and SERPs, assuming that a named executive officer retired on December 31, 2004 at age 65.

These benefits are not subject to any deductions for government benefits or other offset amounts. They are partly indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

		YEARS OF PENSIONABLE SERVICE

PENSIONABLE EARNINGS ($)	20 YEARS	30 YEARS	40 YEARS	50 YEARS

500,000	164,300	243,600	315,900	350,000
700,000	232,300	344,400	446,700	490,000
900,000	300,300	445,200	577,500	630,000
1,300,000	436,300	646,800	839,100	910,000
1,700,000	572,300	848,400	1,100,700	1,190,000
2,100,000	708,300	1,050,000	1,362,300	1,470,000
2,500,000	844,300	1,251,600	1,623,900	1,750,000
2,900,000	980,300	1,453,200	1,885,500	2,030,000

PENSION BENEFITS FOR NAMED EXECUTIVE OFFICERS
The number of years of service for calculating total pension benefits at December 31, 2004 was 23.0 years for Mr. Sabia (age 51), 15.8 years for Mr. Vanaselja (age 48), 23.3 years for Mr. Blouin (age 46), 19.3 years for Mr. Anderson (age 55), and 8.3 years for Mr.Wetmore (age 52).
     Eligibility for SERP benefits for Mr. Anderson, Mr. Blouin and Mr. Wetmore occurs at age 55 and is at age 60 for Mr. Sabia and Mr. Vanaselja.
     If Mr. Sabia’s employment is terminated on or after age 55 but before age 60, his pension will be at least equal to 40% of his pensionable earnings. In this case, the calculation will be based on the annual average of his best consecutive 60 months of pensionable earnings. If Mr. Sabia’s employment is terminated before age 55 for a reason other than for cause or a change of control, his pension from age 55 will be calculated as if he was age 55 when he left the company.
     Mr. Vanaselja is eligible for SERP benefits if he retires on or after age 60. If he retires from the company between age 55 and 60, he will receive a pension calculated according to the company pension plan with the exclusion of the maximum pension provision prescribed by the Income Tax Act (Canada).
     Mr. Wetmore can retire at age 55 under his SERP. His pension will equal 25% of his average pensionable earnings if he retires at age 55, 40% at age 60 and 55% at age 65. This includes pension benefits he earned when he was employed at Aliant.
     Based on current compensation and service accrual to the earliest eligibility date for a supplementary pension or the next anniversary if eligibility date is already reached, the estimated annual benefits payable are as follows:

	AGE AT EARLIEST	ESTIMATED
	ELIGIBILITY	ANNUAL
EXECUTIVE	DATE	BENEFIT

Michael J. Sabia	55	$ 545,700
Siim A. Vanaselja	60	$ 292,300
Pierre J. Blouin	55	$ 438,300
William D. Anderson	56	$ 222,000
Stephen G. Wetmore	55	$ 215,300

Bell Canada Enterprises Management proxy circular	39

Termination and other employment arrangements

     We entered into an agreement with Mr. Sabia on April 24, 2002 setting out the terms of his employment. In addition to the total compensation elements and pension arrangements described above, the agreement provides for the following principal terms:
     Mr. Sabia will receive payments if:

  he is terminated without cause, including following a change of control, or he resigns for certain reasons, including if there is a major change in his responsibilities, such as being removed as a director of BCE (other than if required by law), a reduction in his total compensation or specific benefits or perquisites, or for any reason within one year of a change of control. The employment agreement defines a change of control primarily as another party acquiring at least 33 1/3% of BCE’s voting shares or at least 33 1/3% of its assets.
  These payments include:
  base salary and annual short-term incentive award, prorated to the number of complete months expired immediately after the termination a lump-sum payment equal to his base salary plus the target value of the annual short-term incentive award for up to 36 months or the period between the day he is terminated and the day he is eligible to receive his pension at age 65, whichever is less. The current target for the annual short-term incentive award for the Chief Executive Officer is 125% of base salary.
  any other benefits, such as pension, disability, insurance proceeds, stock options or other amounts that may be payable under any other plan or agreement if Mr. Sabia’s employment is terminated.

     The above payments are subject to Mr. Sabia’s compliance with the non-competition and non-solicitation provisions of his employment agreement.
     If there is a change of control, all of Mr. Sabia’s BCE stock options will vest, whether his employment is terminated or not.
     Mr. Sabia’s employment agreement also covers compensation (providing an annual salary of $1 million which is to be reviewed annually) and treatment of stock options if he leaves BCE  because of illness or disability, if he retires or if he dies.
     Mr. Anderson is eligible to receive in mid 2005 a cash payment subject to successfully meeting strategic objectives set for 2004 and the first half of 2005.
     Upon retirement after December 31, 2004, Mr. Anderson will be entitled to receive salary and short-term incentive award at target for a period of 12 months. In addition, his short-term incentive award for the last six months of employment will be paid at target.
     Under Mr. Wetmore’s employment agreement dated December 22, 2003 with Bell Canada, a salary of $617,000 (which is to be reviewed annually) is provided. In addition, he will receive payments if:

  he is terminated without cause, or
  he resigns for certain reasons, including any significant change in his duties, functions or total compensation and which are not reasonable to Mr. Wetmore.
  These payments include:
  a severance indemnity equal to his base salary and annual short-term incentive award at target for a period of 24 months or a period equal to the amount of time between the date of termination and age 65, whichever is less vesting of all of Mr. Wetmore’s BCE stock options.

     The above payments are subject to Mr. Wetmore’s compliance with the non-competition and non-solicitation provisions of his employment agreement.

Performance graph

The graph below compares the cumulative annual total shareholder return on our common shares with the cumulative annual total return of the S&P/TSX Composite Index and the S&P Global 1200 Telecommunication Services Index. It assumes an initial investment of $100 and that all dividends were reinvested. Percentages shown within the graph represent compounded annual rates of return over the period.

FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
December 31, 1999 – December 31, 2004

BCE Inc
100	143	123	102	107	112

S&P/TSX Composite Index
100	108	94	82	104	119

S&P Global 1200 Telecommunication Services Index
100	61	46	33	42	50

Our total shareholder return index is based on our share price on the S&P/TSX, assuming that all dividends paid have been reinvested. The five-year cumulative total return graph has been adjusted to reflect the distribution of our approximate 35% ownership interest in Nortel Networks Corporation (Nortel) to our shareholders on May 5, 2000.

40	Bell Canada Enterprises Management proxy circular

This graph assumes that:

  the 1.570386 common shares of Nortel received for each BCE common share held were sold on May 5, 2000 the proceeds from the disposition were invested into our common shares on the same day brokerage fees have not been taken into account.

S&P/TSX Composite Index

The S&P/TSX Composite Index consists of approximately 71% of the total market capitalization of Canadian-based companies listed on the TSX. These companies include BCE, Bombardier Inc., Nortel, Royal Bank of Canada and Canadian National Railway Company, among many others.
     The S&P/TSX total return data is from The Globe and Mail.

S&P Global 1200 Telecommunication Services Index

The S&P Global 1200 Telecommunication Services Index consists of 43 companies worldwide. They include BCE, Telus Corporation, the U.S. Regional Bell Operating Companies (BellSouth Corp., SBC Communications Inc., Verizon Communications Inc., Qwest Communications International Inc.), European Incumbent Local Exchange Carriers (BT Group, Deutsche Telekom AG, France Telecom SA, Telecom Italia SpA, Telefonica S.A.), U.S. long-distance providers (Sprint Corp., AT&T Corp.) and wireless companies (Nextel Communications, Vodafone Group PLC, China Mobile (Hong Kong) Ltd. and NTT Docomo Inc.).
     The S&P Global 1200 Telecommunication Services total return data is from Standard & Poor’s.

Pension fund committee report

The purpose of the PFC is set forth in its written charter which is available in the governance section of BCE’s website at www.bce.ca.
     A pension fund committee is not required under the Sarbanes-Oxley Act, related SEC rules, NYSE rules, Canadian rules or the proposed NP 58-201. However, the board believes that having the PFC enhances BCE’s corporate governance practices.
     Under its charter, in 2004, the PFC assisted the board in the oversight of:

  the administration, funding and investment of BCE’s pension plans and pension fund the unitized pooled fund sponsored by BCE for the collective investment of the pension fund and the master fund that the pension funds of certain of BCE subsidiaries invest in.

     This report tells you how the PFC is managed and how it makes sure that BCE’s applicable pension plans, pension fund and master fund are properly managed.

About the pension fund committee

The PFC currently consists of four directors: Mr. R.C. Pozen (Chair) Mr. T.E. Kierans (who is not standing for election at the meeting), Mr. B.M. Levitt, and Mr. P.M. Tellier. The PFC communicates regularly and directly with BCE’s officers. The PFC met five times in 2004, including time without management, as appropriate.
     The PFC advises the board on policies relating to the administration, funding and investment of the pension plan, pension fund and master fund. The master fund is a unitized pooled fund that BCE sponsors for the collective investment of its pension fund and the pension funds of its participating subsidiaries.
     The PFC focused on three key areas in 2004:

  monitoring the performance of the pension fund
  overseeing the establishment of a defined contribution pension plan option for eligible BCE group employees. This included the approval of the defined contribution investment options, featuring active and passive funds offered through a multi-manager structure, which was introduced in late 2004 review of specific investment components listed in the statement of investment policies and procedures for the pension fund.

     The PFC also reviewed and reported or made recommendations to the board on the following key items in 2004 and up to the date of this circular:

  its review of how proposed changes to benefits under the pension plan, including the applicable terms of a voluntary early retirement program, would affect the plan’s liabilities and funding requirements approval of long-term funding objectives in relation to the pension plan’s liabilities the overall structure of the investment process, including the allocation among investment managers its review of the operating systems (including control systems and procedures for supervising and monitoring the operating systems) in place for carrying out BCE’s responsibilities as employer and administrator of the pension plan, pension fund and master fund.

     The PFC reports to the board on the appropriateness of these operating and control systems.
     The PFC also carries out an annual evaluation of its performance with the CGC, including the adequacy of its charter.
     Finally, the PFC reports regularly to the board on its activities.

Report presented March 2, 2005 by:

R.C. Pozen, Chair
T.R. Kierans
B.M. Levitt
P.M. Tellier

Bell Canada Enterprises Management proxy circular	41

Other important information

Personal loans to directors and officers

BCE and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates.

Directors’ and officers’ liability insurance

We and our subsidiaries have bought directors and officers liability insurance coverage of US $200 million (approximately $250 million). This insurance is to protect the directors and officers and those of our subsidiaries against certain liabilities they may incur in this capacity. In 2004, BCE charged a total of $6,951,954 against earnings for its portion of the premium.
     When we are not permitted by law to indemnify a director or officer, the deductible is zero. When we are permitted to indemnify him or her, the deductible is US$10 million (approximately $12.5 million). In addition, BCE pays 25% of all defence costs, as well as 25% of losses, if any, relating to securities claims.

Canadian ownership and control regulations

Since 1994, the Telecommunications Act and associated regulations have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and certain of its affiliates are subject to this Act.
     Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares
  at least 80% of the members of the carrier company’s board of directors are Canadians the carrier company is not controlled by non-Canadians.

     In addition, where a parent company owns at least 66 2/3% of voting shares of the carrier company (Carrier holding company), the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. Regulations give certain powers to the Canadian Radio-television and Telecommunications Commission (CRTC) and to Canadian carriers themselves to ensure that they comply with the Telecommunications Act. These powers include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians refuse to register a transfer of voting shares to a non-Canadian force a non-Canadian to sell his or her voting shares
  suspend the voting rights attached to that person’s shares, if that person’s holdings would affect our status as “Canadian” under the Act.

     However, in BCE’s case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.
     Similarly, the Canadian ownership rules for broadcasting licensees, such as CTV (one of our subsidiaries) and Bell ExpressVu LP, is generally in line with the rules for Canadian common carriers by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or reviewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership criteria.
     Cultural concerns over increased foreign control of broadcasting activities led to a restriction that prevents a holding company that exceeds the former 20% limit or its directors from exercising control or influence over any programming decisions of a subsidiary licensee.
     In addition, because we hold a broadcasting licence as a limited partner in Bell ExpressVu LP, we are subject to the 20% foreign ownership limit for broadcasting licensees.
     The percentage of non-Canadian ownership of our common shares was approximately 16.7% at December 31, 2004. We monitor and periodically report on the level of non-Canadian ownership of our common shares.

42	Bell Canada Enterprises Management proxy circular

How to request more information

Documents you can request

You can ask us for a copy of the following documents at no charge:

  our most recent annual report, which includes our comparative financial statements for the most recently completed financial year together with the accompanying auditors’ report any interim financial statements that were filed after the financial statements for our most recently completed financial year our MD&A for the interim financial statements
  the management proxy circular for our most recent annual shareholder meeting our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to the Corporate Secretary office of BCE or the Investor Relations Group of BCE at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec, Canada H3B 4Y7 or call 1-800-339-6353.
     These documents are also available on our website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. All of our news releases are also available on our website.

Receiving information electronically

You can choose to receive electronically all of our corporate documents, such as this management proxy circular and our annual report. We will send you an email telling you when they are available on our website.
     To sign up, go to our website at www.bce.ca, click on the “Vote online” link and follow the instructions. You will need your holder account number and proxy access number, or your 12-digit control number, which you will find on the information sheet attached to your proxy form or on your voting instuction form.
     If you do not sign up for this service, we will continue to send you these documents by mail, unless you tell us otherwise on your proxy form or voting instruction form.

Shareholder proposals for our 2006 annual meeting

We will consider proposals from shareholders to include as items in next year’s management proxy circular for our 2006 annual shareholder meeting. Please send your proposal to us by December 28, 2005.

Bell Canada Enterprises Management proxy circular	43

Schedule A – Shareholder proposals

The following shareholder proposals have been submitted for consideration at the meeting:

The Association de Protection des Épargnants et Investisseurs du Québec (APEIQ) located at 82, rue Sherbrooke Ouest, Montréal, Québec, H2X 1X3 has submitted four proposals. Its proposals and supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1 – Forbid any commercial relationship with the external auditor and its affiliates other than in connection with the auditing of BCE’s financial statements

It is proposed that Bell Canada Enterprises adopt a by-law so that it does not entertain any business relations, other than those relating to the certification of the financial statements, with the firm(s) acting as external auditors of the corporation. This prohibition extends to all entities related to or affiliated with the firm.
     The external auditors, who are appointed by the shareholders, are the guarantors of the integrity of the financial statements and, in that capacity, they are responsible for safeguarding the interests of those by whom they are appointed. Their independence from management and the board of directors must be absolute and above suspicion. Accounting firms that combine certification engagements and engagements for associated services, directly or through related entities, put themselves in a real or threatened conflict of interest situation. The combination of engagements in itself poses a threat to the integrity of the audit process and the veracity of the financial statements.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO. 1 FOR THE FOLLOWING REASONS:

BCE recognizes the essential role that auditor independence plays in ensuring the integrity of financial statements and protecting the interests of investors. For that reason, we believe that obtaining proper assurance that the external auditor is independent is one of the most important functions of the audit committee. Accordingly, the board and the audit committee have taken specific steps to ensure the independence of the external auditors. For example, BCE  adopted an auditor independence policy that fully complies with the Canadian and U.S. legal requirements.
     Under these legal requirements, certain listed services cannot be provided by the external auditor, while other services, such as tax services, can be provided. The board believes that it has put in place appropriate safeguards with respect to auditor independence, including:

  the auditor independence policy
  the engagement letter with Deloitte & Touche LLP, which provides that they will not provide services that would impair independence.

     As a result, of the $16.4 million billed to BCE and its subsidiaries by Deloitte & Touche in 2004, only $1.9 million was billed for tax and other services.
     The proposal, as drafted, would not permit BCE to retain the services of the external auditor for audit-related and tax services. The board believes that it would not be in your best interest to prevent BCE from retaining audit-related and tax services from the external auditor when they provide the best solution, from the standpoint of cost, competence or understanding of our business. We also believe that the objectives of this proposal can be attained without the adoption of a by-law by BCE.
     Since November 2004, BCE no longer retains the services of the external auditor for matters other than audit, audit-related and tax services. This approach extends to all affiliates (as such term is defined in the Canada Business Corporations Act) of the external auditor. Audit-related services include the accounting research relating to prospective transactions, non-statutory audits, audits of internal control procedures, pension plan audits, financial due diligence services and services relating to legal requirements. Tax services include the services for administering our compliance with our conflict of interest policy and tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and commodity services. Since November 2004, we do not generally engage the external auditor to perform tax planning and consulting services. These initiatives, which clearly go beyond applicable legal requirements, demonstrate BCE’s strong commitment to ensure that the external auditor is always independent and is best positioned to protect the interests of investors.
     We therefore recommend that you vote AGAINST Proposal No. 1.

Proposal No. 2 – Limit the number of years during which an independent director may serve on the board

It is proposed that Bell Canada Enterprises limit to 10 the number of years during which an independent director can serve on the Board of Directors.
     The complexity of the political, technological and economic environments in which businesses operate requires new directors to undergo a period of familiarization. Accordingly, it is normal that a director should serve on the board of directors for a few years once he or she has gained a good understanding of the strategic issues faced by the business.
     Change is also a feature of business. Consequently, it is in the interest of corporations to regularly renew their boards of directors by calling upon persons who not only bring new skills but can analyse the challenges faced by the business with a certain distance. Warren Buffet, who is very familiar with the workings of boards of directors, has frequently denounced the conformist attitude prevalent in boardrooms and has drawn attention to the difficulties associated with the loss of objectivity and of a critical attitude among directors. The purpose of the constant renewal of the independent directors is to counter the harmful effects of prolonged membership of a business’s board of directors, which include reduced perceptiveness and analytical skills and reluctance to express views that may be awkward for colleagues or executives.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO. 2 FOR THE FOLLOWING REASONS:

The telecommunications industry is highly technical, is evolving rapidly and is difficult to fully understand. As a result of the steep learning curve our directors have to face, replacing knowledgeable independent directors would not be in the best interest of BCE.

44	Bell Canada Enterprises Management proxy circular

     The board, with the assistance of the CGC, reviews periodically the composition of the board to ensure that it has the right mix of skills, expertise and experience and that it is geographically representative of BCE’s shareholder base. Moreover, the performance of the board members is assessed annually based on parameters established by the CGC.
     Imposing a mandatory term limit for directors would be an unnecessary and counterproductive impediment to the creation and renewal of a competent, experienced and effective board of directors. We therefore recommend that you vote AGAINST Proposal No. 2.

Proposal No. 3 – Implement a cumulative voting mechanism for the election of the directors

It is proposed that Bell Canada Enterprises implement the cumulative voting procedure for the election of directors, thereby giving the minority shareholders a much more active role in the appointment of directors.
     Electing directors is one of the fundamental rights of shareholders. Good governance codes adopted by various countries encourage improvements to the process of selection and election of directors. Cumulative voting is provided for in the Canadian legislation to facilitate the expression of the will of the minority shareholders in the process of electing the directors of a corporation. This procedure allows all or some of the votes of a shareholder to be cast for the election of one or more of the nominees to the board of directors. Corporations must implement the procedure in order for their shareholders to use cumulative voting. In view of the board of directors’ responsibility for providing guidance to the senior executives and its duty to safeguard the shareholders’ and the corporation’s interests, it is indispensable that the shareholders should be able to participate much more actively in the selection of the directors of business corporations.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO. 3 FOR THE FOLLOWING REASONS:

Cumulative voting is a procedure pursuant to which any shareholder entitled to vote at an election of directors is allowed to cast a number of votes equal to the number of shares owned by the shareholder, multiplied by the number of directors to be elected, and to cast all such votes in favour of one or more candidates as the shareholder sees appropriate. The purpose of a cumulative voting system is generally to enable minority shareholders to obtain representation on the board of directors of a corporation with a controlling shareholder or a controlling group of shareholders.
     BCE is a widely held public corporation with no controlling shareholder. Cumulative voting would allow certain shareholders to elect directors who would see their role as representing the interests of a special group of shareholders. The board believes that it can function most effectively by sharing the common objective of advancing the best interests of all shareholders rather than those of any particular group. The board also believes that a balanced board should consist of individuals with a wide range of knowledge and experience, and that flexibility should be maintained to ensure the board as a whole is comprised of persons who reflect changing circumstances in our business. We therefore recommend that you vote AGAINST Proposal No. 3.

Proposal No. 4 – Replace the stock option plan with a restricted share plan

It is proposed that Bell Canada Enterprises replace the stock option plan for executives with a restricted share plan which provides for such shares to be held for a minimum of two years.
     Stock option plans must be abolished because they have contributed to undermining the credibility of corporate compensation policies. These plans are unfair to the shareholders as a whole and it has been shown that stock option plans are not compatible with management for the long term.
     From the shareholders’ point of view, the grant of restricted shares will motivate executives to manage as owners, with a longer-term vision. Moreover, executive compensation costs will be easier to identify in the financial statements. It is important to grant restricted shares that must be held for a minimum of two years, as this will force the executives to hold such shares for a minimum period before trading them. Thus, executives will be less inclined to seek short-term gains. That is why a number of corporations in the United States have chosen to replace stock option plans with restricted share plans.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO. 4 FOR THE FOLLOWING REASONS:

BCE’s compensation policy was completely redesigned in 2004, to create a shift towards greater individual accountability and high level of performance. The underlying philosophy of this new policy is to remain conservative with fixed compensation while placing more emphasis on variable (at risk) compensation.
     As part of that new policy, a restricted share unit (RSU) plan was implemented. Under the plan, RSUs either vest or are forfeited two years from the grant date, based on the achievement of specific operational targets.
     BCE reduced the value of stock option grants in 2004 to account for the introduction of the restricted share unit plan and introduced performance-based vesting for new option grants in 2004.
     BCE’s compensation policy is based on the fundamental need to stay competitive with industry competitors in the ability to attract and retain highly qualified and highly motivated executive officers whose expertise is crucial in maximizing shareholder value.
     We believe that a restricted share unit plan coupled with a properly structured stock option plan, which is modestly dilutive and includes performance based vesting, provides alignment between management compensation and the creation of shareholder value. We therefore recommend that you vote AGAINST Proposal No. 4.

Bell Canada Enterprises Management proxy circular	45

www.bce.ca

PRINTED IN CANADA

Out of concern for the environment, BCE’s Notice of 2005 annual and special shareholder meeting and management proxy circular is printed with vegetable-based ink and is completely recyclable.

	Registered shareholders	Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6

Proxy form for our annual shareholder meeting on May 25, 2005

In the proxy form, you and your refer to the holder of BCE Inc. common shares. We, us, our and BCE refer to BCE Inc. The proxy form is solicited by and on behalf of the management of BCE.
     Our annual shareholder meeting (meeting) will be held at 9:30 a.m. (Eastern time) on Wednesday, May 25, 2005 at the Metro Toronto Convention Centre, South Building, 222 Bremner Blvd., Toronto, Ontario.
     This information sheet and the reverse side of it provide important information that will help when you are completing your proxy form, which is identified as Pages 1 and 2. The proxy form is attached to this information sheet and can be easily separated by tearing along the perforated line.

Your vote is important

As a shareholder, you have the right to vote your shares on electing directors, appointing the auditor, shareholder proposals and any other items that may properly come before the meeting. You can vote your shares by proxy or in person at the meeting or any adjournment. If you receive more than one proxy form, please complete, date, sign and return each one.

If you are voting in person at the meeting

Do not complete the proxy form. Please detach the admission ticket below and bring it with you to the meeting.

Voting by proxy

This is the easiest way to vote. Voting by proxy means that you are giving the person named in section A of the proxy form (the proxyholder) the authority to vote your shares for you.

If you are voting by proxy, Computershare Trust Company of Canada or other agents we appoint must receive your signed proxy form by 4:45 p.m. (Eastern time) on Tuesday, May 24, 2005.

There are five ways to vote your proxy. See the reverse side of this information sheet for details.

Note: The proxy form attached to this information sheet is also to be used by the participants in the BCE Inc. Employees Savings Plan (ESP).

Admission ticket for our 2005 annual shareholder meeting

Please present this ticket to the registration desk of Computershare when you enter the meeting.

Please confirm your attendance by calling Computershare at 1-800-561-0934. Let us know if you need any special assistance.

Holder account number C1234567890

	Five ways to vote by proxy By telephone	Your access codes
1

  Call 1-866-673-3260 (toll-free in Canada and the United States) or 312-601-6919 (outside Canada and the United States) from a touch-tone phone and follow the instructions.

  You will need your holder account number and proxy access number.

  You will find these two numbers on the right.

  If you choose the telephone, you cannot appoint anyone other than the directors named in section A of the proxy form as your proxyholder.

You will need these codes to vote by telephone or on the Internet, or to receive documents electronically:

Holder account number

C1234567890

Proxy access number

12345

Receiving documents electronically

You can choose to receive future shareholder communications electronically.

To sign up, go to our website at www.bce.ca, click on the “Vote online” link and follow the instructions.

You will need your holder account number and proxy access number.

If you do not sign up for this service, we will continue to send you these documents by mail unless you otherwise instruct us as per section B on page 1 of the proxy form.

On the Internet
2	Go to our website at www.bce.ca and follow the instructions on screen. You will need your holder account number and proxy access number. You will find these two numbers on the right.
By mail
3

  Detach the proxy form (pages 1 and 2) from the information sheet by tearing along the perforated line.

  Complete the proxy form, ensuring that you sign and date it, and return it in the envelope we have provided.

By fax
4

  Detach the proxy form (pages 1 and 2) from the information sheet by tearing along the perforated line.

  Complete the proxy form, ensuring that you sign and date it, and fax both pages in one transmission to 1-866-249-7775 (toll-free in Canada and the United States) or

  Please send both pages in one fax transmission.

By appointing another person to go to the meeting and vote your shares for you
5

  This person does not have to be a shareholder.

  Strike out the four names that are printed in section A of the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign and date the form and return it to Computershare as instructed.

  Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

  At the meeting, he or she should see a representative of Computershare at the table marked “Alternate attorneys/External proxyholders”.

006ZPD

DETACH YOUR TICKET ALONG THIS PERFORATION.

Admission ticket for
our 2005 annual
shareholder meeting

Our annual shareholder meeting will be held at 9:30 a.m. (Eastern time) on Wednesday, May 25, 2005 at the Metro Toronto Convention Centre, South Building, 222 Bremner Blvd., Toronto, Ontario.
A light breakfast will be served.

This is your proxy form.                                                                                p.1

Detach this proxy form by tearing along the perforated line, and complete it, ensuring that you sign and date it to exercise your right to vote your shares by mail or fax or to appoint someone else to vote your shares for you at the meeting.
     This form revokes all proxy forms you have previously signed that relate to the meeting. It will only be accepted as a valid proxy if it remains intact and has been signed. If you have any questions about completing this form, please call Georgeson Shareholder Communications Canada Inc. at 1 888 288-8784 for service in English or in French.

A	Complete this section to appoint a proxyholder Appointing a proxyholder	B	Tell us if you want to receive financial reports Quarterly reports

By completing this proxy form in one of the five ways indicated, you are appointing as your proxyholder
Mr. R. J. Currie,
Mr. M. J. Sabia,
Ms. J. Maxwell or
Mr. A. Bérard,
who are directors of BCE, unless you appoint someone else. Your proxyholder will attend the meeting and vote your shares on your behalf. Your proxyholder:

  has the same rights you would have if you attended the meeting in person, including the right to appoint a substitute proxyholder will vote your shares as you specify in section C. If you do not specify how you want your shares voted, the directors named as proxyholders intend to cast the votes represented by proxy at the meeting as recommended by the board of directors may vote your shares as he or she sees fit on any amendments to these items and on any other items that may properly come before the meeting or any adjournment.

You have the right to appoint someone other than these four people as your proxyholder. To do this, strike out the four names listed above and print the name of the person you are appointing in the space below. This person does not have to be a shareholder of BCE. Please print the name in the box below.

We will not send BCE’s quarterly reports to you in 2005, unless you tell us that you want to receive them by checking the box below.

Please send me BCE’s quarterly reports in 2005

If you do not check the box above or do not return pages 1 and 2 of this proxy form, we will assume that you do not want to receive BCE’s quarterly reports in 2005.

Annual report

By law, we must send to our registered shareholders BCE’s annual financial statements and related management’s discussion and analysis (MD&A), unless you tell us that you DO NOT want to receive them by checking the box below.

Please DO NOT send me BCE’s annual financial statements and MD&A

If you do not check the box above or do not return pages 1 and 2 of this proxy form, we will assume that you want to receive BCE’s annual financial statements and MD&A.

We will continue to send you the notice of annual shareholder meeting and management proxy circular and proxy form so you can vote your shares.

PLEASE COMPLETE THE OTHER SIDE OF THIS FORM BEFORE MAILING OR FAXING. PLEASE SEND BOTH PAGES IN ONE FAX TRANSMISSION.

C

Complete this section to provide voting instructions

Please check “For”, “Withhold” or “Against” for each of the following items. Please print in ink.
Use a black or blue pen. Mark your vote with an X as shown in this example.

p.2

1. Election of directors: The board of directors recommends voting FOR all nominees. The proposed nominees are:
	FOR WITHHOLD		FOR WITHHOLD		FOR WITHHOLD
01. A. Bérard		06. B.M. Levitt		11. J.A. Pattison
02. R.A. Brenneman		07. E.C. Lumley		12. R.C. Pozen
03. R.J. Currie		08. J. Maxwell		13. M.J. Sabia
04. A.S. Fell		09. J.H. McArthur		14. P.M. Tellier
05. D. Soble Kaufman		10. T.C. O’Neill		15. V.L. Young

2. Appointment of auditor: The board of directors recommends voting FOR this item.
Vote for Deloitte & Touche LLP as auditor	Withhold vote for Deloitte & Touche LLP as auditor

     3. Shareholder proposals: The board of directors recommends voting AGAINST proposals No. 1, No. 2, No. 3 and No. 4.
            Please read these shareholder proposals in full in the accompanying management proxy circular.

Proposal No. 1	FOR	AGAINST	Proposal No. 3	FOR	AGAINST
Forbid any commercial relationship with the external auditor and its affiliates other than in connection with the auditing of BCE’s financial statements.			Implement a cumulative voting mechanism for the election of the directors.

Proposal No. 2	FOR	AGAINST	Proposal No. 4	FOR	AGAINST
Limit the number of years during which an independent director may serve on the board.			Replace the stock option plan with a restricted share plan.

D

Please sign this proxy form

You must sign this proxy form to ensure that it will be accepted as valid. When you sign this proxy form, you authorize the proxyholder to act and vote your shares on your behalf at the meeting and any adjournment and to carry out your voting instructions.
     If you are an individual shareholder, you or your authorized attorney must sign the form. Your attorney may have to provide proof of your authorization.
     For shares registered in the name of two or more owners, at least one of the holders must sign to be accepted.
     For shares registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign. This person may have to provide proof that he or she is authorized to sign.

If you do not include a date, we will deem it to be the date that we mailed the form to you.

                            PLEASE COMPLETE THE OTHER SIDE OF THIS FORM BEFORE MAILING OR FAXING. PLEASE SEND BOTH PAGES IN ONE FAX TRANSMISSION.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: March 11, 2005